              GRAHAM-FIELD HEALTH PRODUCTS, INC. ANNUAL REPORT 1996


                                  The Symbol of
                                           Distribution Efficiency

                                     [LOGO]

                  The Symbol of
                          Product Quality




[Graham-Field Logo]

                               TABLE OF CONTENTS


2         Letter to Stockholders
                                           4
4         Promotional Section            Everest & Jennings and   [Graphic]
                                           other key acquisitions.
9         Selected Financial Data

10        Management's Discussion and
          Analysis of Financial Condition
          and Results of Operations

13        Consolidated Balance Sheets      5
                                           Same day and next       [Graphic]
                                           day service.
14        Consolidated Statements
          of Operations


15        Consolidated Statements
          of Stockholders' Equity

16        Consolidated Statements
          of Cash Flows

17        Notes to Consolidated            6
          Financial Statements             C.A.P.                  [Graphic]
                                           One Order.
28        Report of Independent Auditors   One Shipment.
                                           One Supplier.
IBC       Market for the Company's
          Common Stock and Related
          Stockholders' Matters

                                           8                       [Graphic]
                                           Moving product
                                           more efficiently

                                ABOUT THE COMPANY

With a growing base of over 18,500 customers and a continually expanding product line that now exceeds 23,000 items, Graham-Field is one of the world's leading manufacturers and distributors in the healthcare industry. The Company's innovative distribution programs and "single source" marketing strategy have made Graham-Field the supplier of choice for dealers in several different market segments.

Graham-Field has consistently grown its business over the years by carefully targeting two primary markets: medical/surgical and home healthcare. Customers in the medical/surgical market include dealers who distribute Graham-Field products to hospitals, doctors, nursing facilities, surgi-centers and specialty clinics. Customers in the home healthcare market include dealers who resell the Company's products to patients recovering at home. In addition to these two markets, Graham-Field also services customers in the consumer market, including retail drug store chains, department stores, mass merchandisers, home shopping related business and mail order catalogs.

Graham-Field offers the most comprehensive line of healthcare products available from a single supplier. Self-manufactured products include Temco(R) Patient Care Products, John Bunn(R) Respiratory Equipment, Labtron(R) Diagnostic Products, Aquatherm Pressure Relief Products, Graham-Field brand Rubber Elastic Bandages, and Grafco(R) Medical Sundries. Proprietary products include Diamond Quality Incontinence Products, Feather Surgical Blades and Scalpels, Ishihara Test Chart Books for Color Blindness, and Suzuken-Kenz EKG Machines. National brand-name products distributed on a wholesale basis include Baxter General Healthcare Products, Convatec and Hollister Ostomy Products, Boehringer Mannheim Home Diagnostic Products, Ross Nutritional Products, Concord Portex Anesthesia Products, Mentor Urologicals, and Proctor & Gamble Adult Incontinence Products.

The acquisition of Everest & Jennings has positioned the company as one of the leading manufacturers of durable medical equipment in North America. With the acquisition, the company has added the complete line of Everest & Jennings(R) Wheelchairs and Smith & Davis(R) Homecare Beds to Graham-Field's line of self-manufactured products - further enhancing Graham-Field's "single source" marketing advantage.

[GRAPHIC OF WHEELCHAIR]

[CAPTION: The acquisition of Everest & Jennings has positioned the company as one of the leading manufacturers of durable medical equipment in North America.]


[GRAPHIC OF DIAGNOSTIC EQUIPMENT]

[CAPTION: Labtron is one of the most well-recognized brands of diagnostic products in the industry.]


{GRAPHIC OF SURGICAL GLOVES]

[CAPTION: The Company markets a line of medical sundries under the Grafco brand name.]


[GRAPHIC OF WALKER]

[CAPTION: Through the Everest & Jennings acquisition, the Temco Patient Care product line has increased exposure in the rehabilitation market.]


[GRAPHIC OF RUBBER ELASTIC BANDAGES]

[CAPTION: High quality rubber elastic bandages are produced at the Company's Rhode Island facility.]


[GRAPHIC OF WHEELCHAIR]

[CAPTION: Kuschall of America provides the Company with a high-performance pediatric wheelchair line.]


[GRAPHIC OF PRODUCT OFFERING CENTER]

[CAPTION: The Cane & Able acquisition in July, 1996 expanded the Company's consumer division product offering.]

[REVENUES GRAPH-PLOT POINTS TO COME]


[EARNINGS PER SHARE GRAPH-PLOT POINTS TO COME]


[NUMBER OF PRODUCTS GRAPH-PLOT POINTS TO COME]


LETTER TO STOCKHOLDERS


1996 was an exciting year for Graham-Field. We took major steps to secure our long-term future as the leading, cost-effective supplier of medical products in the healthcare industry. Over the past year, your Company made several strategic acquisitions, including Everest & Jennings International Ltd. on November 27, 1996. We continued the expansion of our Graham-Field Express program and entered into significant alliances with suppliers and customers.

During 1996, Graham-Field reported record revenues of $127,245,000, representing a 27% increase from 1995. Our technology and product breadth has enabled us to enter into new significant alliances with major national and regional accounts over the past several months. Such alliances include agreements with General Medical, a division of McKesson and Robbins, Owens & Minor, Sysco Corp., Henry Schein, Physician Sales and Services, Inc., and a number of national home healthcare buying groups and regional home healthcare dealers. Our internal rate of growth, excluding the Everest & Jennings acquisition, was 10%, 22%, 26% and 32% in the four quarters of 1996. We expect this growth to continue in 1997. Revenues increased in every segment of our business. Excluding the merger related charges associated with our acquisition of Everest & Jennings, pre-tax profits were $6,258,000 in 1996, as compared to $1,298,000 in 1995.

The acquisition of Everest & Jennings, combined with our Temco manufacturing operations, has positioned us as one of the leading manufacturers of durable medical equipment in North America. Combining Everest & Jennings' manufacturing operations with Graham- Field's cost-effective delivery and advanced technology systems has increased the Company's presence in the home healthcare market. The coordination of the manufacturing and distribution of the wheelchair and homecare bed product lines, which represent the leading product lines in the home healthcare market, will enhance Graham-Field's position as the leading "full-line, cost competitive" supplier in the industry. The Everest & Jennings name, a symbol of quality for more than 50 years, has enabled the Company to introduce its Temco home healthcare product line and other proprietary product lines into the rehabilitation marketplace, a virtually untapped marketplace for the Company in the past.

To complement Everest & Jennings, we acquired Kuschall of America on March 7, 1997. The Kuschall product line provides the Company with a high-performance, quality pediatric wheelchair line, additional manufacturing capabilities, and an expanded presence in the rehabilitation and pediatric wheelchair market. The Kuschall acquisition has created additional growth opportunities for the Company by providing an entree for the Company's products into Japan, New Zealand and Australia through Kuschall's established distributor relationships.

To increase our presence in the Canadian marketplace, we acquired Motion 2000 on February 28, 1997, one of the largest independent wholesalers of rehabilitation products in Canada. Motion 2000, which currently operates under the name "Graham-Field (Canada)", has become the primary sales and marketing arm for the Company in Canada. We believe that there are significant growth opportunities in Canada, and that the acquisition of Motion 2000, coupled with our extensive product offering, has positioned the Company as the premier supplier of the broadest range of products available from a single source in Canada.

As I reported to you last year, the Company introduced its innovative Graham-Field Express program in March 1996, which is currently being rolled-out throughout the United States. Graham- Field Express provides "same-day" and next-day" service to home healthcare dealers of strategic home healthcare products, including Temco patient aids, Everest & Jennings wheelchairs, Smith & Davis homecare beds, adult incontinence products, nutritional supplements and other freight intensive and time sensitive products. The Graham-Field Express program supplements the Company's vast distribution network, which enables the Company to compete more aggressively in the home healthcare marketplace. On September 5, 1996, the Company opened its second Graham-Field Express facility through its acquisition of V.C. Medical Distributors Inc., a wholesale distributor of medical products located in Puerto Rico, which currently operates as Graham-Field Express (Puerto Rico). On January 29, 1997, we opened our third facility in Dallas, Texas, which operates as Graham-Field Express (Dallas). We plan to open an additional three (3) to four (4) Graham-Field Express sites in 1997 and eight (8) in 1998. Additional locations are scheduled to open in Baltimore, Maryland in April 1997 and in Cleveland, Ohio in May 1997. By late 1999, we plan to have a total of approximately twenty-five (25) Graham-Field Express locations serving all of the major U.S. markets.

During 1996 and 1997, the Company entered into strategic alliances and significant distribution agreements with both suppliers and customers. We introduced the Convatec and Hollister lines of ostomy products, Smith & Nephew wound care products, Lifescan (a division of Johnson & Johnson) diabetic products and supplies, and in the fourth quarter of 1996, Bard urological products . On April 1, 1997, a distribution agreement was entered into with Baxter Healthcare Corporation and Allegiance Healthcare Corporation, world-wide leading providers of medical products and cost management services to the healthcare industry. Under the Baxter and Allegiance agreements, the Company has become the preferred supplier of Baxter products to customers in the home healthcare market throughout the United States. We anticipate that the Baxter and Allegiance agreements will provide significant incremental revenues for the Company.

The central theme to being successful in the healthcare supply business is to become the low cost provider. Low cost encompasses more than price. It includes the total cost of ultimately delivering the products we sell to our customers. Decisions made years ago have placed Graham-Field in a unique position today to be the low cost provider to a customer base that exceeds 18,500 in North America. No other manufacturer/consolidator in our industry has as large a customer base or breadth of product as Graham-Field. We maintain over 23,000 products in our warehouses.

With consolidation occurring and the growth of managed care, we believe that our Consolidation Advantage Program ("C.A.P."), which is the cornerstone of our sales and marketing strategy, provides the means to achieve our Company's objective - to become the leading provider of medical products to the home healthcare and medical/surgical markets. Through C.A.P., the Company strives to become the most efficient, reliable, low-cost provider of medical products by offering its customers the ability to significantly reduce their operating costs by consolidating the purchase of multiple product lines through a single source
- Graham-Field. C.A.P. improves the level of service to the Company's customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing on-demand inventory.

Our commitment to servicing our customers and providing solutions to ensure our customers' success remains as strong as ever. We believe that by focusing on the needs of our customers, we will improve profitability and create long-term stockholder value. During 1996, our service levels improved to set new industry standards. We introduced our "seamless distribution program" to respond to the changing needs of our customers. "Seamless distribution" allows orders to be drop-shipped from Graham-Field's distribution facilities direct to the patient's home. Our customers benefit by significantly reducing their operating costs through the elimination of the receiving and shipping process and inventory carrying costs, while reducing product delivery time. The program operates through the Company's technologically advanced distribution center located in St. Louis, Missouri. We plan to expand this program in 1997.

To provide additional leadership and support, we have added three members to our Board of Directors: Rodney F. Price, a managing director of Brierley Investments Limited, a New Zealand investment holding company, and the former Chairman of the Board of Everest & Jennings; Bevil J. Hogg, the former President and Chief Executive Officer of Everest & Jennings; and Peter J. Handal, the President of COWI International Group. Our new Board members provide us with valuable experience and diversity.

On a sad note, Marcel Newfield, a founder of Graham-Field and a member of the Board of Directors from 1981 - 1984 and 1991 to the present passed away during 1996. Marcel was more than a member of our Board, he was our "conscience". To me, he was a life-long friend and closest advisor. I will miss him; we will all miss his wisdom.

Robert Spiegel, a member of our Board since 1987, has decided to retire from our Board. Bob has served on this Board working diligently in the long-term interests of our stockholders. We all wish him well.

Your company is on the threshold of a new era of growth. As I look ahead, there are many challenges and exciting opportunities for Graham-Field. Our management team is focused on building relationships and creating long-lasting alliances, securing our future and enhancing stockholder value. Our task is to accelerate our growth and expand on the foundation built in 1996 with the commitment and dedication of our employees, customers, suppliers and stockholders. We anticipate continued growth and enhanced stockholder value in 1997. We face the future with the most skilled management team and employee base in the Company's history, and we expect our momentum to continue.


We greatly appreciate your continued support and look forward to the challenges and opportunities that lie ahead for all of us.


                                                Irwin Selinger
                                                Chairman of the Board and
                                                Chief Executive Officer

                      A STEP AHEAD OF A CHANGING INDUSTRY


Everest & Jennings

[PHOTO OF WHEELCHAIR]

[CAPTION: Metro one of the Company's best selling rehabilitation products. Wheelchairs are a staple in the healthcare marketplace, accounting for more than $650 million in sales annually in North America alone. Through our acquisition of Everest & Jennings, Graham-Field has become a major player in that market -- now supplying superior quality E&J wheelchairs for homecare patients as well as highly profitable custom-speciality wheelchairs for rehabilitation patients.]


                             ENHANCING OUR RESOURCES

                            THROUGH KEY ACQUISITIONS

During 1996, Graham-Field continued its expansion strategy with the acquisition of Everest & Jennings International Ltd., one of the largest manufacturers of wheelchairs in North America. Everest & Jennings, a leading brand name in the medical products industry, markets and distributes its line of high-quality home care beds through its subsidiary, Smith & Davis. The acquisition of Everest & Jennings has positioned Graham-Field as one of the leading manufacturers of durable medical equipment in North America.

The combination of Everest & Jennings' manufacturing operations with the Company's cost-effective delivery systems and advanced technology systems will increase Graham-Field's presence in the home healthcare market with a greater level of service and efficiency, and a broader portfolio of products. The coordination of the manufacturing and distribution of the wheelchair and homecare bed product lines, which represent the leading product lines in the home healthcare market, will enhance Graham-Field's position as the leading "one-stop-shop" supplier in the medical products industry. The Everest & Jennings name, a symbol of quality for more than 50 years, has enabled the Company to introduce its Temco home healthcare product line and other proprietary product lines into the rehabilitation marketplace, a virtually untapped marketplace for the Company in the past.

The Company has completed several strategic acquisitions over the past year. In July 1996, Cane and Able was acquired, which added a line of self-assist products to expand the Company's consumer product offering. The Company acquired V.C. Medical Distributors, Inc., a wholesale distributor of medical supplies, located in San Juan, Puerto Rico in September 1996, and Bobeck Medical Distributors, Inc., a wholesale distributor of medical supplies, located in Dallas, Texas in January 1997. These acquisitions enhanced the Company's ability to provide localized distribution to key strategic areas.

In February 1997, the Company acquired Motion 2000, one of the largest independent wholesale distributors located in Canada. The Motion 2000 acquisition has enabled Graham-Field to market its products throughout Canada on a more timely and cost-effective basis. Motion 2000 currently operates under the name Graham-Field (Canada), which has become the primary sales and marketing division for the Company in Canada. The acquisition has positioned the Company as the premier supplier of the broadest range of products available from a single source in Canada, and a leading supplier of rehabilitation products in the Canadian marketplace.

In March 1997, the Company acquired Kuschall of America, a manufacturer of pediatric and rehabilitation ambulatory products. The Kuschall of America product line has provided the Company with a high performance quality pediatric wheelchair line, additional manufacturing capability, an expanded presence in the rehabilitation and pediatric wheelchair market, and an entree for Graham-Field's products into Japan, New Zealand and Australia through Kuschall of America's established distributor relationships.

                              GRAHAM-FIELD EXPRESS

The Company provides "same-day" and "next-day" service to home healthcare dealers of strategic home healthcare products, including Everest & Jennings wheelchairs, Temco patient aids, adult incontinence products, Smith & Davis homecare beds, nutritional supplements, and other freight intensive and time sensitive products through its satellite Graham-Field Express facilities. On March 7, 1996, the Company introduced its innovative Graham-Field Express program in the metropolitan New York area, which provides one of the most personalized service alternatives in the healthcare industry.

[Graphic of GF Express Logo on map of U.S.]

[CAPTION: Same Day and New Day Services. GF Express, designed to offer a select line of time and freight sensitive home healthcare products has become a very important vehicle for Graham-Field to increase its market share in specific geographic locations. - Mount Vernon, New York - San Juan, Puerto Rico - Dallas, Texas - Baltimore, Maryland - Cleveland, Ohio.]

[Graphic of Graham-Field Equipment and GF Logo]

[CAPTION: One Order, One Shipment, One Supplier. To assist our customers in taking advantage of Graham-Field's unique "one-stop-shopping" capabilities, we introduced our Consolidation Advantage Program (CAP) in 1990. Graham-Field offers more than 23,000 products to choose from, and CAP enables customers to dramatically reduce their operating costs by consolidating the purchasing of multiple product lines through a single supplier-Graham-Field.]

Graham-Field Express enables customers to reduce inventory costs and eliminate warehousing and other costs associated with the purchasing process. In September 1996, the Company opened its second Graham-Field Express facility through its acquisition of V.C. Medical, which currently operates as Graham-Field Express (Puerto Rico). In January 1997, the Company opened its third Graham-Field Express facility in Dallas, Texas, which currently operates as Graham-Field Express (Dallas). Graham-Field Express supplements the Company's vast distribution network, enabling the Company to compete more aggressively in the home healthcare market. The Company plans to open an additional three (3) to four (4) Graham-Field Express sites in 1997 and eight (8) in 1998. New Graham-Field Express locations are scheduled to open in Baltimore, Maryland in April 1997, and Cleveland, Ohio in May 1997. By late 1999, the Company plans to have a total of approximately twenty-five (25) Graham-Field Express locations serving all of the major U.S. markets.

To assist the Company's customers in taking advantage of Graham-Field's unique "one-stop-shop" capabilities, Graham-Field introduced its Consolidation Advantage Program ("C.A.P.") in 1990. Graham-Field offers more than 23,000 products to choose from, and C.A.P. enables customers to dramatically reduce their operating costs by consolidating the purchase of multiple product lines through a single supplier - Graham-Field. The C.A.P. program furthers the Company's long-term strategic objective to become the leading provider of medical products to the growing home healthcare and medical/surgical markets by offering the broadest product line in the industry, single-source purchasing and technologically advanced, cost-effective delivery systems. The cornerstone of the Company's sales and marketing strategy is the C.A.P. program. C.A.P. significantly improves the level of service to the Company's customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing on-demand inventory.

With the growth of managed care and downward pressure to reimbursement rates continuing, the C.A.P. program positions Graham-Field for future growth and provides the Company with significant competitive advantages.

                          GRAHAM-FIELD'S NEW "SEAMLESS
                              DISTRIBUTION PROGRAM"

Introduced in 1996, the Company's "seamless distribution program" enables dealers to ship products directly to its customers from a Graham-Field distribution facility. The program reduces dealer operating costs by eliminating the shipping/receiving process, eliminating inventory carrying costs, and reducing delivery time. The program will operate from Graham-Field's technologically advanced distribution center located in St. Louis, Missouri, and will be expanded to the Company's additional distribution facilities located throughout North America.

"Value-added programs such as C.A.P. and the Company's seamless distribution program have enhanced Graham-Field's market position in the healthcare industry."

                           STRATEGIC TARGET MARKETING

In order to identify and position Graham-Field in the marketplace, the Company recently launched several high-visibility marketing programs. During the past year, a new logo, packaging design and a new advertising campaign have all worked together to reinforce Graham-Field as an industry leader.

The Company has developed an extensive private label catalog for use by Graham-Field customers. A new homecare products catalog is currently being developed, designed to reach the specific needs of the Company's growing base of homecare dealers. Each of the Company's catalogs can be customized for Graham-Field dealers. The custom catalog program provides identity for individual customers and increases Graham-Field's product exposure in the marketplace.

Quality is a common thread through the entire Graham-Field organization - from the Company's manufacturing operations to its state-of-the-art distribution facilities. The Company's commitment to unparalleled quality has built long-term loyalty among customers and their customers.

[Two Graphics of people demonstrating products.]

[CAPTION: Quality is a common thread through the entire Graham-Field organization - from the Company's manufacturing operations to its state-of-the-art distribution facilities. The Company's commitment to unparalleled quality has built long-term loyalty among customers and their customers.]

[GRAPHIC OF TWO PEOPLE READING COMPUTER PRINTOUT.]

[CAPTION: Moving Product More Efficiently. Graham-Field is in the process of implementing advanced data management and telecommunications systems ... all designed to work together in enhancing the flow of information.]


                          MANAGING INFORMATION BETTER,
                            FASTER, MORE EFFICIENTLY.

In our commitment to setting the industry standard for on-time delivery and responsive customer and product support, Graham-Field has made substantial investments in upgrading its information and data systems to improve communications between the Company and its customers.

Graham-Field has implemented an advanced information management infrastructure, utilizing common software which utilizes the very latest technology as an integral part of each of the Company's corporate environments. The Company has successfully integrated the Everest & Jennings' operations into the Company's recently upgraded telecommunications system. The Everest & Jennings and Graham-Field call and customer service centers are now seamlessly linked with direct tie-ins that enable both voice and data to be exchanged. The Company has maximized its customer service response levels through its advanced information management infrastructure.

The Company has implemented its new "call path" telephone system, which is interfaced with a data base to reflect current order status. Upon receipt of an incoming call, the database is automatically activated and provides the Graham-Field representative with a current, up-to-date history of a customer's account, including its credit limit, open order status, special pricing and Company contact names. Another way that the information systems are helping the Company deliver products more efficiently is through the Company's Graham-Field Express "same-day" - "next-day" service. The Company's databases are directly linked to each Graham-Field Express location, enabling the Company to provide more efficient and timely delivery to customers in close proximity to each Graham-Field Express location. Graham-Field is directly linked with United Parcel Service through the U.P.S. "HUB-Link" system, which is an additional service the Company provides to respond to and meet its customers' delivery needs. This new service complements the Company's new seamless distribution program, which enables the Company to obtain complete status reports for orders that are shipped direct to the customer's customer.

By managing the flow of information more efficiently, the Company is positioned to respond to customer needs at all times, and most importantly, meet those needs now and in the future.

[GRAPHIC OF COMPUTER PRINTOUT]

                             SELECTED FINANCIAL DATA


                                                                           Year Ended December 31,
                                                         1996            1995          1994           1993            1992
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net Revenues                                        $127,245,000    $100,403,000   $94,501,000    $92,552,000     $84,103,000
=============================================================================================================================
(Loss) Income before
   extraordinary  item  and cumulative effect
   of change in accounting principle                $(12,215,000)   $    738,000   $(2,356,000)   $(3,398,000)    $ 1,244,000

Extraordinary item                                      (736,000)             --            --             --              --
Cumulative effect of change
   in accounting principle                                    --              --            --        530,000              --
-----------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                   $(12,951,000)   $    738,000   $(2,356,000)   $(2,868,000)    $ 1,244,000
=============================================================================================================================
Net (loss) income per common share:

Before extraordinary item
   and cumulative effect of
   change in accounting principle                   $       (.84)   $        .06   $      (.18)   $      (.26)    $       .10

Extraordinary item                                          (.05)             --            --             --              --
Cumulative effect of change
in accounting principle                                       --              --            --            .04              --
Net (loss) income per
   common share                                     $       (.89)   $        .06   $      (.18)   $      (.22)    $       .10
=============================================================================================================================
Weighted average number of
   common and equivalent
   shares outstanding                                 14,574,000      13,332,000    12,879,000     12,796,000      12,719,000
=============================================================================================================================
BALANCE SHEET DATA:
Current Assets                                      $ 94,270,000    $ 53,979,000   $51,078,000    $47,866,000     $50,887,000
-----------------------------------------------------------------------------------------------------------------------------
Current Liabilities                                 $ 81,865,000    $ 20,216,000   $22,796,000    $18,601,000     $17,309,000
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                        $202,476,000    $ 99,799,000   $99,494,000    $97,995,000     $97,994,000
-----------------------------------------------------------------------------------------------------------------------------
Long-term debt (including
   capital leases due after one year)               $  6,057,000    $    972,000   $ 1,596,000    $ 2,170,000     $ 1,272,000
-----------------------------------------------------------------------------------------------------------------------------
Guaranteed Senior Notes
   (net of current maturities)                      $         --    $ 19,000,000   $20,000,000    $20,000,000     $20,000,000
-----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                $112,802,000    $ 59,611,000   $55,102,000    $57,224,000     $59,324,000
-----------------------------------------------------------------------------------------------------------------------------

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

OPERATING REVENUES

   1996 COMPARED TO 1995. Operating revenues were $126,715,000 for the year ended December 31, 1996, or 27% higher than the year ended December 31, 1995. The increase in operating revenues was primarily attributable to the Company's expansion of its C.A.P. program, the introduction of the Graham-Field Express program, the addition of new product lines and the acquisition of Everest & Jennings on November 27, 1996.

   In March 1996, Graham-Field Express was introduced to offer "same-day" and "next-day" service to home healthcare dealers of certain strategic home healthcare products, including Temco patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis homecare beds, nutritional supplements and other freight and time sensitive products. Revenues attributable to Graham-Field Express were approximately $14,431,000 for the year ended December 31, 1996. The Company plans to open an additional three (3) to four (4) Graham-Field Express sites in 1997 and eight (8) in 1998. A new Graham-Field Express location is scheduled to open in Baltimore, Maryland in April 1997. By late 1999, the Company plans to have a total of approximately twenty-five (25) Graham-Field Express locations serving all of the major U.S. markets.

   On September 4, 1996, the Company acquired V.C. Medical, a regional home healthcare wholesaler located in Puerto Rico. V.C. Medical currently operates as Graham-Field Express (Puerto Rico). Revenues attributable to Graham-Field Express (Puerto Rico) were approximately $1,766,000 for the year ended December 31, 1996.

   On November 27, 1996, the Company completed its acquisition of Everest & Jennings. The Company believes that the combination of Everest & Jennings' manufacturing operations with the Company's cost-effective delivery systems and advanced technology systems will increase the Company's presence in the home healthcare market with a greater level of service and efficiency, and a broader portfolio of products. The coordination of the manufacturing and distribution of the wheelchair and homecare bed product lines, which represent the leading product lines in the home healthcare market, will enhance the Company's position as the leading "one-stop-shop" distributor in the medical products industry. The Everest & Jennings name, a symbol of quality for more than fifty years, has enabled the Company to introduce its Temco home healthcare product line and other proprietary product lines into the rehabilitation marketplace, a virtually untapped marketplace for the Company in the past. Revenues attributable to Everest & Jennings for the period from the date of acquisition to December 31, 1996 were approximately $3,634,000.

   The increase in operating revenues was achieved despite the decline in sales of approximately $5,905,000 to Apria Healthcare Group, Inc. ("Apria") for the year ended December 31, 1996 as compared to the prior year. The Company's supply agreement with Apria expired on December 31, 1995.

   1995 COMPARED TO 1994. Operating revenues were $100,113,000 for the year ended December 31, 1995, or 6% higher than the year ended December 31, 1994. The increase in operating revenues was primarily attributable to improved service levels, improvements in the Company's distribution network, the development of new sales and marketing programs and the expansion of the Company's product lines. During 1995, the Company introduced over 100 new products, including the Temco deluxe four-wheel walkabout, the John Bunn Nebulite II medication compressor and the Labtron automatic wrist blood pressure monitor. In addition, 1995 revenues included approximately $935,000, net of elimination of intercompany sales, attributable to the acquisition of National Medical Excess Corp., effective as of July 1, 1995.

   The revenue increase was achieved despite the decline in sales to Apria of 21% for the year ended December 31, 1995 as compared to the prior year. The Company's supply agreement with Apria terminated on December 31, 1995. During 1995 and 1994, the Company's product sales to Apria were approximately $8.1 million and $10.3 million, respectively, which represented approximately 8% and 11%, respectively, of the Company's product sales. The Company's sales to Apria generated gross profit margins of approximately 20%, which is significantly lower than the Company's sales to its other customers, which generate gross profit margins of approximately 33%.

INTEREST AND OTHER INCOME

   1996 COMPARED TO 1995. Interest and other income increased from $290,000 in 1995 to $530,000 in 1996. The increase is primarily due to the gain recognized by the Company and royalties received by the Company in connection with the sale of the Gentle Expressions(R) breast pump product line, and interest income on certain notes receivable.

   1995 COMPARED TO 1994. Interest and other income increased from $72,000 in 1994 to $290,000 in 1995. The increase is primarily due to the receipt of approximately $200,000 relating to an insurance recovery and a favorable settlement of a contractual dispute.

COST OF REVENUES

   1996 COMPARED TO 1995. Cost of revenues as a percentage of operating revenue for 1996 decreased to 68% from 69% in 1995. The decrease is primarily related to the Company's ability to maintain selling prices while benefiting from improved purchasing and manufacturing efficiencies.

   1995 COMPARED TO 1994. Cost of revenues as a percentage of operating revenue remained relatively unchanged from the prior year, at 69%. Due to manufacturing efficiencies and improved purchasing activities, the Company maintained its gross profit margin despite increased competition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   1996 COMPARED TO 1995. Selling, general and administrative expenses as a percentage of operating revenues decreased to 25% in 1996 from 28% in 1995. The decrease is attributable to a number of factors, including the expansion of the Graham-Field Express program in 1996, which contributes revenue with a lower percentage of selling, general and administrative expenses, as well as continued efficiencies generated by the Company's distribution network.

   1995 COMPARED TO 1994. Selling, general and administrative expenses decreased $2,576,000 or 9% in 1995. As a percentage of operating revenues, selling, general and administrative expenses decreased to 28% from 32%. The decrease was primarily due to cost reduction programs, the continued efficiencies generated by the Company's distribution network, investments in new business systems, and the non-recurring cost of approximately $1,321,000 recorded in the fourth quarter of 1994.

INTEREST EXPENSE

   1996 COMPARED TO 1995. Interest expense for 1996 decreased by $164,000 or 6% as compared to 1995. The decrease is primarily due to lower interest rates on reduced average borrowings.

   1995 COMPARED TO 1994. Interest expense increased $26,000 or 1%, principally due to an increase in interest rates from the prior year. Interest expense for the last six months of 1995 decreased compared to the same period in the prior year due to a decrease in borrowings during the period. The Company reduced its borrowings as a result of increased earnings, and the net proceeds of $3,471,000 realized from an offshore private placement of 1,071,655 shares of common stock completed in September 1995.

MERGER AND OTHER RELATED CHARGES

   1996 COMPARED TO 1995. During the fourth quarter of 1996, the Company recorded charges of $15.8 million related to the acquisition of Everest & Jennings. The charges included $12.8 million associated with the write-off of purchased in-process research and development costs and $3.0 million of merger expenses related to severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of the Company's facilities, and the cost of certain insurance policies.

NET (LOSS) INCOME

   1996 COMPARED TO 1995. Loss before income taxes and extraordinary item was $9,542,000, as compared to income before income taxes of $1,298,000 for the prior year. The loss before income taxes and extraordinary item for 1996 includes certain charges of $15.8 million relating to the acquisition of Everest & Jennings. The charges include $12.8 million associated with the write-off of purchased in-process research and development costs and $3.0 million related to merger expenses.

   Net loss after the charge for extraordinary item related to the early retirement of the indebtedness underlying the John Hancock Note and Warrant Agreement (the "John Hancock Indebtedness") was $12,951,000 in 1996, as compared to net income of $738,000 for 1995. The extraordinary item of $736,000 (net of tax benefit of $383,000) relates to the "make-whole" payment and write-off of unamortized deferred financing costs associated with the early retirement of the John Hancock Indebtedness.

   Net income, without giving effect to the charges and extraordinary item, was $3,585,000 as compared to $738,000 in 1995. The increase in net income is due to increased revenues, an increase in the gross profit margin and the decrease as a percentage of revenues in selling, general and administrative expenses.

   The Company recorded income tax expense of $2,673,000 for the year ended December 31, 1996, as compared to $560,000 for the prior year. As of December 31, 1996, the Company had a deferred tax asset of $911,000, primarily comprised of net operating loss carryforwards (including those acquired in connection with an acquisition) and investment, research and development, jobs tax and alternative minimum tax credits. The Company has provided a valuation allowance of approximately $400,000 in the fourth quarter of 1996 because certain tax credits are available only through their expiration dates, and only after the utilization of available net operating loss carryforwards. A full valuation allowance has been recognized to offset the deferred assets related to the acquired tax attributes. If realized, the tax benefit for those items will be recorded as a reduction of goodwill. In addition, the Company has provided an additional valuation allowance of $600,000 in the fourth quarter of 1996 as a charge to income tax expense against a portion of the remaining net deferred tax asset at December 31, 1996 due to the recent acquisition of Everest & Jennings. The balance of the deferred tax asset will continue to be evaluated by management as to its realizability on a quarterly basis. The amount of the deferred tax asset considered realizable could be reduced in the near future if estimates of future taxable income during the carryforward period are reduced. Uncertainties which may impact the future realizability, but are not expected to occur, include a decline in sales and margins resulting from a possible loss of market share and increased competition.

         1995 COMPARED TO 1994. Income before income taxes was $1,298,000 as compared to a loss before income taxes of $3,303,000 for the prior year. The increase in income before income taxes is primarily due to the increase in revenues and the decrease in selling, general and administrative expenses.

   Net income was $738,000 as compared to a net loss of $2,356,000 for the prior year. The Company recorded income tax expense of $560,000 for the year ended December 31, 1995, as compared to an income tax benefit of $947,000 for the prior year. As of December 31, 1995, the Company had recorded a deferred tax asset of $3,012,000, primarily comprised of net operating loss carryforwards and investment, research and development, jobs tax and alternative minimum tax credits. At December 31, 1995, based upon the Company's expectation that future taxable income will be sufficient to utilize the carryforwards prior to December 31, 2009, the Company did not record a valuation allowance on the deferred tax assets, except for an allowance of $55,000 related to tax assets recorded for acquired carryforwards.

   The Company's business has not been materially affected by inflation.

LIQUIDITY AND CAPITAL RESOURCES

   The Company had working capital of $12,405,000, $33,763,000 and $28,282,000 at December 31, 1996, 1995 and 1994, respectively. The decrease in working capital for the period ended December 31, 1996 is primarily attributable to the early retirement of the John Hancock Indebtedness and certain accrued expenses related to the Everest & Jennings acquisition. The Company retired the John Hancock Indebtedness with a portion of the proceeds from the syndicated three-year senior secured revolving credit facility (the "Credit Facility") with IBJ Schroder Bank & Trust Company ("IBJ Schroder"), as agent, which borrowings are classified as current liabilities.

   The increase in working capital for the period ended December 31, 1995 is primarily attributable to the cash provided by the Company's net income of $738,000, which reflects $3,260,000 of depreciation and amortization expense. In addition, the Company raised $3,471,000 of additional capital, net of expenses, through an offshore private placement of 1,071,655 shares of its common stock completed in September 1995.

   Cash provided by operations for the year ended December 31, 1996 was $3,981,000. The principal reason for the cash provided by operations was the Company's operating income after adjustments for non-cash charges, partially offset by the aggregate increase in accounts receivable and inventory in excess of related payables.

FINANCING

   On December 10, 1996, the Company entered into a Credit Facility for up to $55 million of borrowings, including letters of credit and banker's acceptances, arranged by IBJ Schroder, as agent. The proceeds from the Credit Facility were used to (i) refinance certain existing indebtedness of the Company, including the indebtedness (a) under the John Hancock Note and Warrant Agreement and (b) to The Chase Manhattan Bank and (ii) to provide for working capital needs of the Company. Under the terms of the Credit Facility, borrowings bear interest, at the option of the Company at the bank's prime rate (8.25% at December 31, 1996) or 2.25% above LIBOR, or 1.5% above the bank's bankers' acceptance rate. The Credit Facility is secured by the Company's receivables, inventory and proceeds thereof.

   The Credit Facility contains certain customary terms and provisions, including limitations with respect to the incurrence of additional debt, liens, transactions with affiliates, consolidations, mergers and acquisitions, sales of assets, dividends and other distributions (other than the payment of dividends to BIL in accordance with the terms of the Company's Series B and Series C Cumulative Convertible Preferred Stock). In addition, the Credit Facility contains certain financial covenants, which become effective as of the end of the fiscal quarter ending June 30, 1997, including a cash flow coverage and leverage ratio, and an earnings before interest and taxes covenant.

   Under the terms of the Credit Facility, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS
                                   Continued

stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of the net income of the Company on a consolidated basis, provided that no event of default shall have occurred and be continuing, or would exist after giving effect to the payment of the dividends.

   On July 18, 1996, an affiliate of BIL provided the Company with a loan in the amount of $4,000,000, at an effective interest rate of 8.8%. The loan was used to fund the acquisition of V.C. Medical and for general corporate purposes. On December 10, 1996, the loan was converted into an unsecured subordinated indebtedness of the Company maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum (the BIL Note"). Under the terms of the BIL Note, the Company has the right to reduce the principal amount of the BIL Note in the event punitive damages are awarded against the Company or any of its subsidiaries which relate to any existing product liability claims of Everest & Jennings and/or its subsidiaries involving a death prior to September 3, 1996.

   On November 27, 1996, the Company acquired Everest & Jennings in a merger transaction. In the merger, each share of the common stock of Everest & Jennings, other than shares of the common stock of Everest & Jennings cancelled pursuant to the merger, was converted into the right to receive .35 shares of the common stock of the Company. In connection with the merger, 2,522,691 shares of common stock of the Company were issued in exchange for the common stock of Everest & Jennings. The Company's common stock was valued at $7.64 per share, which represented the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the merger agreement.

   In addition, in connection with, and at the effective time of the merger:

   (i) BIL purchased for cash 1,922,242 shares of common stock of the Company (valued at $7.64 per share) for $24,989,151, representing an amount equal to the outstanding principal and interest on Everest & Jennings' indebtedness to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness ( the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by the Company to Everest & Jennings immediately following the merger and used to discharge the HSBC Indebtedness.

   (ii) The Company issued $61 million stated value of the Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings International, Ltd. ("E&J") preferred stock owned by BIL. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of the Company and the Series C Preferred Stock (as defined below), is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading price (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series B Preferred Stock was $28,200,000.

   (iii) BIL purchased for cash $10 million stated value of the Series C Preferred Stock, the proceeds of which are available to the Company for general corporate purposes. The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of the Company and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series C Preferred Stock was $3,400,000.

   (iv) Certain indebtedness in the amount of $4 million owing by the Company to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of the Company maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum, which was evidenced by the BIL Note.

   On March 4, 1996, the Company sold its Gentle Expressions(R) breast pump product line to The Lumiscope Company, Inc. for a purchase price of $1,000,000, of which $500,000 was paid in cash with the balance in a secured subordinated promissory note in the aggregate principal amount of $500,000, payable over 48 months plus interest at the prime rate of interest plus 1%.

   On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical for a purchase price consisting of $1,703,829 in cash and the issuance of 32,787 shares of common stock valued at $7.625 per share.

   On February 28, 1997, Everest & Jennings Canada acquired substantially all of the assets of Motion 2000 and Motion 2000 Quebec, in consideration of the issuance of 187,733 shares of common stock valued at $11.437 per share.

   On March 7, 1997, E&J acquired all of the capital stock of Kuschall of America, Inc. ("Kuschall"), in consideration of the issuance of 116,154 shares of common stock valued at $13.00 per share.

   The Company anticipates that the cash flow from operations, together with the current cash balance, and the proceeds from the Credit Facility will be sufficient to meet its working capital requirements.

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                            December 31,
                                                                                      1996                1995
----------------------------------------------------------------------------------------------------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                                     $  1,552,000        $   214,000
   Accounts receivable, less allowance for doubtful accounts of $7,207,000
      and $1,740,000, respectively                                                 43,651,000         21,936,000
   Inventories                                                                     45,810,000         29,819,000
   Other current assets                                                             3,001,000          1,789,000
   Recoverable and prepaid income taxes                                               256,000            221,000
----------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                      94,270,000         53,979,000
Property, plant and equipment, net                                                 10,771,000          8,120,000
Excess of cost over net assets acquired, net of accumulated amortization
   of $8,185,000 and $7,212,000, respectively                                      91,412,000         29,291,000
Investment in leveraged lease                                                              --            487,000
Deferred tax assets                                                                   911,000          3,012,000
Other assets                                                                        5,112,000          4,910,000
----------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                            $202,476,000        $99,799,000
================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Note payable to bank                                                          $ 13,985,000        $ 2,100,000
   Current maturities of long-term debt and Guaranteed Senior Notes                 2,016,000          1,578,000
   Accounts payable                                                                20,781,000          8,750,000
   Acceptances payable                                                             19,800,000          5,000,000
   Accrued expenses                                                                25,283,000          2,788,000
----------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                 81,865,000         20,216,000
Long-term debt                                                                      6,057,000            972,000
Other long-term liabilities                                                         1,752,000                 --
Guaranteed Senior Notes                                                                    --         19,000,000
----------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                         89,674,000         40,188,000
STOCKHOLDERS' EQUITY
Series A preferred stock, par value $.01 per share:
   authorized shares 1,000,000, none issued
Series B preferred stock, par value $.01 per share:
   authorized shares 6,100, issued and outstanding 6,100                           28,200,000                 --
Series C preferred stock, par value $.01 per share:
   authorized shares 1,000, issued and outstanding 1,000                            3,400,000                 --
Common stock, par value $.025 per share:
   authorized shares 60,000,000, issued and outstanding
   18,667,588 and 14,082,130, respectively                                            467,000            352,000
Additional paid-in capital                                                        101,569,000         66,887,000
(Deficit)                                                                         (20,667,000)        (7,628,000)
Cumulative translation adjustment                                                     (12,000)                --
----------------------------------------------------------------------------------------------------------------
Subtotal                                                                          112,957,000         59,611,000
Notes receivable from sale of shares                                                 (155,000)                --
         TOTAL STOCKHOLDERS' EQUITY                                               112,802,000         59,611,000
Commitments and contingencies
----------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $202,476,000        $99,799,000
================================================================================================================


                 See notes to consolidated financial statements.

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                               Year Ended December 31
                                                                                        1996            1995              1994
---------------------------------------------------------------------------------------------------------------------------------
Net revenues:
   Medical equipment and supplies                                                   $126,715,000    $100,113,000    $  94,429,000
   Interest and other income                                                             530,000         290,000           72,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     127,245,000     100,403,000        94,501,000
Costs and expenses:
   Cost of revenues                                                                   86,315,000      68,883,000       65,032,000
   Selling, general and administrative                                                32,180,000      27,566,000       30,142,000
   Interest expense                                                                    2,492,000       2,656,000        2,630,000
   Purchased in-process research & development costs                                  12,800,000              --               --
   Merger related charges                                                              3,000,000              --               --
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     136,787,000      99,105,000        97,804,000
---------------------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes (benefit) and extraordinary item                    (9,542,000)      1,298,000       (3,303,000)
Income taxes (benefit)                                                                 2,673,000         560,000         (947,000)
---------------------------------------------------------------------------------------------------------------------------------
(Loss) income before extraordinary item                                              (12,215,000)        738,000       (2,356,000)
Extraordinary loss on early retirement of  debt (net of tax benefit of $383,000)        (736,000)             --               --
      NET (LOSS) INCOME                                                             $(12,951,000)   $    738,000    $  (2,356,000)
=================================================================================================================================
Net (loss) income per common share:
(Loss) income before extraordinary item                                             $       (.84)   $        .06    $        (.18)
Extraordinary loss on early retirement of debt                                              (.05)             --               --
Net (loss) income per common share                                                  $       (.89)   $        .06    $        (.18)
=================================================================================================================================
Weighted average number of common and common equivalent shares                        14,574,000      13,332,000       12,879,000
=================================================================================================================================

                 See notes to consolidated financial statements.

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                   Series B           Series C
                                                                  Preferred           Preferred                  Common Stock
                                                   Total            Stock               Stock              Shares           Amount
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                   $  57,224,000                                               12,818,186        $320,000
   Issuance of common stock on
     exercise of stock options                     192,000                                                  149,250           4,000
   Tax benefit from exercise of
     stock options                                  42,000                                                       --              --
   Retirement of Treasury Stock                         --                                                  (28,943)         (1,000)
   Net loss                                     (2,356,000)                                                      --              --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                      55,102,000                                               12,938,493         323,000
   Issuance of common stock
     on exercise of stock options                  172,000                                                   86,500           2,000
   Regulation S offering, net                    3,471,000                                                1,071,655          27,000
   Tax benefit from exercise of
     stock options                                  38,000                                                       --              --
   Retirement of Treasury Stock                         --                                                  (14,518)             --
   Warrants issued in connection
     with debt                                      90,000                                                       --              --
   Net income                                      738,000                                                       --              --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                      59,611,000                                               14,082,130         352,000
   Issuance of common stock
     on exercise of stock options                  550,000                                                  153,255           4,000
   Issuance of stock in connection
     with acquisitions                          65,809,000        $28,200,000        $3,400,000           4,477,720         112,000
   Tax benefit from exercise of
     stock options                                  38,000                 --                --                  --              --
   Retirement of Treasury Stock                         --                 --                --             (45,517)         (1,000)
   Dividend accrued on Preferred Stock             (88,000)                --                --                  --              --
   Translation adjustment                          (12,000)                --                --                  --              --
   Notes receivable from officers
     for sale of shares                           (155,000)                --                --                  --              --
   Net loss                                    (12,951,000)                --                --                  --              --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                   $ 112,802,000        $28,200,000        $3,400,000          18,667,588        $467,000
====================================================================================================================================

                                              Additional
                                                Paid-in                                          Treasury Stock
                                                Capital             (Deficit)               Shares           Amount
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                   $ 62,914,000          $(6,010,000)                   0        $       0
   Issuance of common stock on
     exercise of stock options                    314,000                   --              (28,943)        (126,000)
   Tax benefit from exercise of
     stock options                                 42,000                   --                   --               --
   Retirement of Treasury Stock                  (125,000)                  --               28,943          126,000
   Net loss                                            --           (2,356,000)                  --               --
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                     63,145,000           (8,366,000)                   0                0
   Issuance of common stock
     on exercise of stock options                 220,000                   --              (14,518)         (50,000)
   Regulation S offering, net                   3,444,000                   --                   --               --
   Tax benefit from exercise of
     stock options                                 38,000                   --                   --               --
   Retirement of Treasury Stock                   (50,000)                  --               14,518           50,000
   Warrants issued in connection
     with debt                                     90,000                   --                   --               --
   Net income                                          --              738,000                   --               --
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                     66,887,000           (7,628,000)                   0                0
   Issuance of common stock
     on exercise of stock options                 711,000                   --              (45,517)        (165,000)
   Issuance of stock in connection
     with acquisitions                          34,097,000                  --                   --               --
   Tax benefit from exercise of
     stock options                                  38,000                  --                   --               --
   Retirement of Treasury Stock                   (164,000)                 --               45,517          165,000
   Dividend accrued on Preferred Stock                  --             (88,000)                  --               --
   Translation adjustment                               --                  --                   --               --
   Notes receivable from officers
     for sale of shares                                 --                  --                   --               --
   Net loss                                             --         (12,951,000)                  --               --
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                   $ 101,569,000        $(20,667,000)                   0        $       0
====================================================================================================================

                                                              Notes
                                              Cumulative    Receivable
                                             Translation    From Sale
                                             Adjustment     of Shares
----------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993
   Issuance of common stock on
     exercise of stock options
   Tax benefit from exercise of
     stock options
   Retirement of Treasury Stock
   Net loss
----------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994
   Issuance of common stock
     on exercise of stock options
   Regulation S offering, net
   Tax benefit from exercise of
     stock options
   Retirement of Treasury Stock
   Warrants issued in connection
     with debt
   Net income
----------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995
   Issuance of common stock
     on exercise of stock options
   Issuance of stock in connection
     with acquisitions
   Tax benefit from exercise of
     stock options
   Retirement of Treasury Stock
   Dividend accrued on Preferred Stock
   Translation adjustment                    $(12,000)
   Notes receivable from officers
     for sale of shares                            --        $(155,000)
   Net loss                                        --               --
----------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                   $(12,000)       $(155,000)
======================================================================


                 See notes to consolidated financial statements.

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                 Year Ended December 31,
                                                                                            1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss) income                                                                      $(12,951,000)   $   738,000    $(2,356,000)
Adjustments to reconcile net (loss) income to
   net cash used in operating activities:
      Depreciation and amortization                                                       3,443,000      3,260,000      3,448,000
      Leveraged lease valuation adjustment                                                       --             --        500,000
      Deferred income taxes                                                               2,139,000        519,000       (947,000)
      Provisions for losses on accounts receivable                                          621,000        448,000        586,000
      Gain on sale of product line                                                         (360,000)            --             --
      Loss on disposal of property, plant and equipment                                          --          3,000             --
      Purchased in-process research and development cost                                 12,800,000             --             --
      Non-cash amounts included in merger related charges                                 1,191,000             --             --
      Non-cash amounts included in extraordinary loss                                       476,000             --             --
      Other                                                                                      --             --          7,000
      Changes in operating assets and liabilities, net of effects of acquisitions:
         Accounts receivable                                                            (10,467,000)    (3,034,000)    (3,639,000)
         Inventories, other current assets and recoverable and prepaid income taxes      (4,793,000)        44,000     (2,601,000)
         Accounts and acceptances payable and accrued expense                            11,882,000     (5,228,000)     3,485,000
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                       3,981,000     (3,250,000)    (1,517,000)

INVESTING ACTIVITIES
Purchase of short-term investments                                                               --             --      1,998,000
Purchase of property, plant and equipment                                                (1,017,000)      (610,000)    (1,094,000)
Acquisitions, net of cash acquired                                                       (4,558,000)      (668,000)            --
Proceeds from the sale of property, plant, and equipment                                         --         19,000             --
Proceeds from sale of product line                                                          500,000             --             --
Proceeds from sale of assets under leveraged lease                                          487,000             --             --
Start up cost related to the St. Louis Distribution Center                                       --             --       (171,000)
Notes receivable from officers                                                             (155,000)            --             --
Net (increase) decrease in other assets                                                    (228,000)       116,000        (30,000)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                                    $ (4,971,000)   $(1,143,000)   $   703,000

FINANCING ACTIVITIES
Proceeds from notes payable to bank and long-term debt                                 $ 27,310,000    $ 2,100,000    $ 1,673,000
Principal payments on long-term debt and notes payable                                  (35,532,000)    (1,257,000)    (1,495,000)
Proceeds on exercise of stock options                                                       550,000        172,000        192,000
Proceeds from issuance of common stock, net                                                      --      3,471,000             --
Proceeds from issuance of preferred stock
   in connection with an acquisition                                                     10,000,000             --             --
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 2,328,000      4,486,000        370,000
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          1,338,000         93,000       (444,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              214,000        121,000        565,000
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $  1,552,000    $   214,000    $   121,000
=================================================================================================================================
SUPPLEMENTARY CASH FLOW INFORMATION:
   Interest paid                                                                       $  2,889,000    $ 2,458,000    $ 2,701,000
=================================================================================================================================
   Income taxes paid                                                                   $     87,000    $    74,000    $    23,000
=================================================================================================================================


                 See notes to consolidated financial statements.

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Graham-Field Health Products, Inc. and its wholly-owned subsidiaries (the "Company") manufacture, market and distribute medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network, consisting of approximately 18,500 customers, principally hospital, nursing home, physician and home health care dealers, health care product wholesalers and retailers, including drug stores, catalog companies, pharmacies, and home-shopping related businesses in North America. In addition, the Company has increased its presence in Central and South America, Canada, Mexico, Europe and Asia. The Company markets and distributes approximately 23,000 products under its own brand names and under suppliers' names. For the year ended December 31, 1996, approximately 28% of the Company's revenues were derived from products manufactured by the Company, approximately 18% of the Company's revenues were derived from imported products and approximately 54% were derived from products purchased from domestic sources, which includes products purchased from Everest & Jennings prior to the acquisition.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES: Inventories are valued at the lower of cost or market value. Cost is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term, where appropriate.

EXCESS OF COST OVER NET ASSETS ACQUIRED: Excess of cost over net assets acquired is generally amortized on a straight-line basis over 30 to 40 years. The carrying value of such costs are reviewed by management as to whether the facts and circumstances indicate that an impairment may have occurred. If this review indicates that such costs or a portion thereof will not be recoverable, as determined based on the undiscounted cash flows of the entities acquired over the remaining amortization period, the carrying value of these costs will be reduced by the estimated shortfall of cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and the excess of cost over net assets acquired, related to those assets to be held and used in operations, whereby impairment losses are required to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets and certain identifiable intangibles that are expected to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the results of operations or financial condition of the Company.

REVENUE RECOGNITION POLICY: The Company recognizes revenue when products are shipped, with appropriate provisions for uncollectible accounts and credits for returns.

BUY-BACK PROGRAM: During the first quarter of 1996, the Company's inventory buy-back program was introduced to provide an outlet for its customers to eliminate their excess inventory. Under the program, the Company purchases certain excess inventory from its customers, who in turn place additional purchase orders with the Company exceeding the value of the excess inventory purchased. The Company is able to utilize its vast customer base and distribution network to market and distribute the excess inventory through its division, National Medical Excess Corp. Substantially all of the medical products purchased by the Company as part of the inventory buy-back program are items not generally offered for sale by the Company. Items repurchased by the Company which are identified as items previously sold by the Company to a customer have been deminimus based on the Company's experience, and have been recorded in accordance with the Company's normal revenue recognition policy.

INCOME TAXES: The Company and its subsidiaries file a consolidated Federal income tax return. The Company uses the liability method in accounting for income taxes in accordance with SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS/INCOME PER COMMON SHARE INFORMATION: Net loss per common share for 1996 was computed using the weighted average number of common shares outstanding and by assuming the accrual of a dividend of 1.5% on both the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") in the aggregate amount of $88,000. Conversion of the preferred stock and common equivalent shares was not assumed since the result would have been antidilutive. Net income per common share for 1995 was computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. Net loss per common share for 1994 was computed using the weighted average number of common shares outstanding during the period.

   In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This standard changes the method of calculating earnings per share and will be effective for periods ending after December 15, 1997. Earlier application is not permitted; however, when adopted all prior period earnings per share data presented will be required to be restated to conform with the new standard.

EMPLOYEE STOCK OPTIONS: The Company has a stock option program which is more fully described in Note 9. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's stock option program, options are granted with an exercise price equal to the market price of the underlying common stock of the Company on the date of grant. Accordingly, no compensation expense is recognized in connection with the grant of stock options.

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for the issuance of stock options

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                December 31, 1996

and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in the financial statement footnotes, proforma net income and per share amounts as if the Company had applied the new method of accounting for all grants made during 1995 and 1996. SFAS No. 123 also requires increased disclosures for stock-based compensation arrangements. Effective January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123.

CONCENTRATION OF CREDIT RISK: The Company manufactures, markets and distributes medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network consisting of approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesaler and retailers, including drug stores, catalog companies, pharmacies and home-shopping related business in North America. As a result of the acquisition of Everest & Jennings International Ltd. ("Everest & Jennings") (see Note 2), third party reimbursement through private or governmental insurance programs and managed care programs impacts the Company's customers, which affects a portion of the Company's business. Such impact is not material for 1996. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 to 120 days. Credit losses relating to customers have been consistently within management's expectations.

CONCENTRATION OF SOURCES OF SUPPLY: Everest & Jennings' business is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its homecare wheelchairs and wheelchair components pursuant to an exclusive supply agreement (the "Exclusive Wheelchair Supply Agreement") with P.T. Dharma Polimetal ("P.T. Dharma"). The term of this agreement extends until December 31, 1999, and on each January 1 thereafter shall be automatically extended for one additional year unless Everest & Jennings elects not to extend or Everest & Jennings has failed to order at least 50% of the contractually specified minimums and the manufacturer elects to terminate. If the Exclusive Wheelchair Supply Agreement with P.T. Dharma is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. In addition, Everest & Jennings obtains homecare beds for distribution pursuant to a supply agreement with Healthtech Products, Inc., a wholly-owned subsidiary of Invacare Corporation (which is a major competitor of Everest & Jennings), which is scheduled to expire on October 15, 1997. Although the Company is in the process of securing alternative sources of supply with other manufacturers, there can be no assurance that arrangements as favorable as the current supply contract will be obtainable.

FOREIGN CURRENCY TRANSLATION: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

2. ACQUISITIONS OF BUSINESSES AND DISPOSAL OF PRODUCT LINE

On November 27, 1996, the Company acquired Everest & Jennings, pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement"), by and among the Company, Everest & Jennings, Everest & Jennings Acquisition Corp., a wholly-owned subsidiary of the Company ("Sub"), and BIL (Far East Holdings) Limited, a Hong Kong corporation and the majority stockholder of Everest & Jennings ("BIL"). Under the terms of the Merger Agreement, Sub was merged with and into Everest & Jennings, with Everest & Jennings continuing as the surviving corporation wholly-owned by the Company (the "Merger").

   In the Merger, each share of Everest & Jennings' common stock, par value $.10 per share (the "Everest & Jennings Common Stock"), other than shares of Everest & Jennings Common Stock cancelled pursuant to the Merger Agreement, was converted into the right to receive .35 shares of common stock, par value $.025 per share, of the Company. The Company's common stock was valued at $7.64 per share, which represents the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Merger Agreement. There were 7,207,689 shares of Everest & Jennings common stock outstanding on November 26, 1996, which converted into 2,522,691 shares of the Company's common stock.

   In addition, in connection with, and at the effective time of the Merger:

   (i) BIL purchased 1,922,242 shares of common stock of the Company for $24,989,151, representing an amount equal to the outstanding principal and interest on Everest & Jennings' indebtedness to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness (the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by the Company to Everest & Jennings immediately following the Merger and used to discharge the HSBC Indebtedness. The Company's common stock was valued at $7.64 per share, which represents the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Merger Agreement.

   (ii) The Company issued $61 million stated value of the Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company's common stock and the Series C Preferred Stock (as defined below), is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading price (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series B Preferred Stock is $28,200,000.

   (iii) BIL purchased for cash $10 million stated value the Series C Preferred Stock, the proceeds of which are available to the Company for general corporate purposes. The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of the Company and the Series B Preferred Stock, is subject to redemption as a whole at the option of the

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                December 31, 1996

Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series C Preferred Stock is $3,400,000.

   (iv) Certain indebtedness in the amount of $4 million owing by the Company to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of the Company maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum (the "BIL Note").

   The acquisition of Everest & Jennings has been accounted for under the purchase method of accounting and, accordingly, the operating results of Everest & Jennings have been included in the Company's consolidated financial statements since the date of acquisition. Based on an independent valuation, $12,800,000 of the purchase price was allocated to purchased in-process research and development projects which have not reached technological feasibility and have no probable alternative future uses. The Company expensed the purchased in-process and research development projects at the date of acquisition. As a result of the acquisition, the Company incurred $3.0 million of merger related expenses, principally for severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of the Company's facilities, and certain insurance policies. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $62.2 million, which is being amortized on a straight line basis over 30 years. The purchase price allocations have been completed on a preliminary basis, subject to adjustment should new or additional facts about the business become known. From the date of the acquisition, Everest & Jennings contributed approximately $3,634,000 of revenue for the quarter and year ended December 31, 1996.

   On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of common stock of the Company, valued at $7.625 per share representing the closing market price of the common stock of the Company on the last trading day immediately prior to the closing. In addition, the Company assumed certain liabilities of V.C. Medical in the amount of $296,721. Under the terms of the transaction, in the event the pre-tax income of the acquired business equals or exceeds $1,000,000 during the twelve
(12) months following the closing date, an additional $500,000 will be paid to V.C. Medical. The shares were delivered into escrow, and will be held in escrow until February 4, 1998, subject to any claims for indemnification for purchase price adjustments in favor of the Company. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $988,000.

   The following summary presents unaudited proforma consolidated results of operations for the years ended December 31, 1996 and 1995 as if the acquisitions described above occurred at the beginning of each of 1996 and 1995. This information gives effect to the adjustment of interest expense, income tax provisions, and to the assumed amortization of fair value adjustments, including the excess of cost over net assets acquired. Both the 1996 and 1995 pro forma information includes the write-off of certain purchased in-process research and development costs of $12,800,000, merger related expenses of $3,000,000, and the extraordinary item relating to the early retirement of indebtedness applicable to the Guaranteed Senior Notes. The pro forma net loss per common share has been calculated by assuming the payment of a dividend of 1.5% on both the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of $1,065,000 for each of the years ended December 31, 1996 and 1995. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

                                                     Pro-forma
                                            1996                 1995
------------------------------------------------------------------------
Net Revenues                            $187,522,000        $172,353,000
========================================================================
Loss Before Extraordinary Item          $(17,565,000)       $(19,001,000)
========================================================================
Net loss                                $(18,301,000)       $(19,737,000)
========================================================================
Common Per Share Data:
Loss Before Extraordinary Item          $      (1.00)       $      (1.13)
========================================================================
Net Loss                                $      (1.04)       $      (1.17)
========================================================================
Weighted Average Number of Common
Shares Outstanding                        18,649,000          17,772,000
========================================================================

   On March 4, 1996, the Company sold its Gentle Expressions(R) breast pump product line for $1,000,000 of which $500,000 was paid in cash with the balance in a secured subordinated promissory note in the aggregate principal amount of $500,000, payable over 48 months with interest at the prime rate plus one percent. The Company recorded a gain of $360,000, which is included in other revenue in the accompanying condensed consolidated statements of operations.

   Effective July 1, 1995, the Company acquired substantially all of the assets and liabilities of National Medical Excess Corp. ("NME"), a distributor of used and refurbished medical products, including respiratory and durable medical equipment. The NME acquisition was accounted for under the purchase method of accounting and accordingly, assets and liabilities were recorded at fair values at the date of acquisition. Results of operations of NME are included in the consolidated financial statements of the Company subsequent to that date. The purchase price, including acquisition expenses, was approximately $723,000 in cash, plus the assumption of certain liabilities. The excess of cost over the net assets acquired amounted to approximately $677,000.

3. INVENTORIES

Inventories consist of the following:

                                         December 31
                                     1996           1995
-----------------------------------------------------------
Raw materials                    $ 8,423,000    $ 2,871,000
Work-in-process                    4,430,000      1,620,000
Finished goods                    32,957,000     25,328,000
                                 $45,810,000    $29,819,000
===========================================================

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                        December 31
                                     1996          1995
----------------------------------------------------------
Land and buildings              $  1,129,000   $        --
Equipment                         17,030,000    14,399,000
Furniture and fixtures             1,629,000     1,600,000
Leasehold improvements             2,222,000     1,958,000
----------------------------------------------------------
                                  22,010,000    17,957,000
Accumulated depreciation
   and amortization              (11,239,000)   (9,837,000)
----------------------------------------------------------
                                $ 10,771,000   $ 8,120,000
==========================================================

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                December 31, 1996


   The Company recorded depreciation and amortization expense on the assets included in property, plant and equipment of $1,682,000, $1,617,000 and $1,679,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

5. INVESTMENT IN LEVERAGED LEASE

The Company was the lessor in a leveraged lease agreement entered into in December 1983, under which helicopters, having an estimated economic life of at least 22 years, were leased for a term of 16 years. The Company's equity investment represented 9% of the purchase price; the remaining 91% was furnished by third-party financing in the form of long-term debt that provided for no recourse against the Company and was secured by a first lien on the property. At the end of the lease term, the equipment was to be returned to the Company. The residual value was estimated to be 57% of the cost. As a result of certain market conditions and technological advancements, the Company recorded a charge in the fourth quarter of 1994 of approximately $500,000, which was included in selling, general and administrative expenses, to reflect the estimated impairment of the residual value of the helicopters.

   In May 1996, the Company liquidated its investment in the leveraged lease agreement. The cash proceeds of $487,000 approximated the recorded net investment in the lease at December 31, 1995.

6. NOTES AND ACCEPTANCES PAYABLE

On December 10, 1996, the Company entered into a syndicated three-year senior secured revolving credit facility (the "Credit Facility") for up to $55 million of borrowings, including letters of credit and banker's acceptances, arranged by IBJ Schroder Bank & Trust Company ("IBJ Schroder"), as agent. The proceeds from the Credit Facility were used to (i) refinance certain existing indebtedness of the Company, including the indebtedness (a) under the terms of the Note and Warrant Agreement dated March as of 12, 1992, as amended (the "John Hancock Note and Warrant Agreement"), with John Hancock Mutual Life Insurance Company ("John Hancock") (see Note 8), and (b) to The Chase Manhattan Bank, under the line of credit (see below); and (ii) to provide for the working capital needs of the Company. Under the terms of the Credit Facility, borrowings bear interest, at the option of the Company, at IBJ Schroder's prime rate (8.25% at December 31, 1996) or 2.25% above LIBOR, or 1.5% above IBJ Schroder's bankers' acceptance rate. The Credit Facility is secured by the Company's inventory and proceeds thereof.

   The Credit Agreement contains certain customary terms and provisions, including limitations with respect to the incurrence of additional debt, liens, transactions with affiliates, consolidations, mergers and acquisitions, sales of assets, dividends and other distributions (other than the payment of dividends to BIL in accordance with the terms of the Series B and Series C Preferred Stock). In addition, the Credit Facility contains certain financial covenants, which become effective as of the end of the fiscal quarter ending June 30, 1997, include a cash flow coverage and leverage ratio, and require specified levels of earnings before interest and taxes.

   Pursuant to the terms of the Credit Facility, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of net income of the Company on a consolidated basis, provided that no event of default or default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends.

   At December 31, 1995, the Company had an unsecured line of credit with The Chase Manhattan Bank available for letters of credit, acceptances and direct borrowings. The total amount available under the line of credit was $15,000,000. The line was available for direct borrowings in the amount of up to $5,000,000 and provided for commercial letters of credit and bankers acceptances. This line of credit expired on December 31, 1996; however, amounts outstanding at that date for bankers acceptances and letters of credit mature through March 31, 1997.

   At December 31, 1996, the Company had aggregate direct borrowings under both banks' facilities of $13,985,000 and acceptances payable of $19,800,000. The weighted average interest rate on the amounts outstanding as of December 31, 1996 was 7.65%. Open letters of credit at December 31, 1996 were $1,568,000 relating to trade credit and $6.0 million for other requirements.

   At December 31, 1995, the Company had direct borrowings of $2,100,000 and $5,000,000 utilized under acceptances payable. The weighted average interest rate on the amounts outstanding as of December 31, 1995 was 8.6%.

7. LONG-TERM DEBT

Long-term debt consists of the following:

                                                             December 31,
                                                        1996             1995
--------------------------------------------------------------------------------
Note payable to BIL (a)                              $4,000,000               --
Notes payable to International Business
   Machines Corp. ("IBM") (b)                         1,019,000       $1,550,000
Capital lease obligations (c)                         1,344,000               --
Other (d)                                             1,710,000               --
--------------------------------------------------------------------------------
                                                      8,073,000        1,550,000

   Less current maturities                            2,016,000          578,000
--------------------------------------------------------------------------------
                                                     $6,057,000       $  972,000
================================================================================

   (a) On July 18, 1996, an affiliate of BIL provided the Company with a loan in the amount of $4,000,000, at an effective interest rate of 8.8%. The loan was used to fund the acquisition of V.C. Medical and for general corporate purposes. In connection with the acquisition of Everest & Jennings, the indebtedness owing by the Company to BIL was exchanged for the BIL Note. Under the terms of the BIL Note, the Company has the right to reduce the principal amount of the BIL Note in the event punitive damages are awarded against the Company or any of its subsidiaries which relate to any existing product liability claims of Everest & Jennings and/or its subsidiaries involving a death prior to September 3, 1996.

   (b) In connection with the development of the Company's St. Louis Distribution Center, the Company entered into an agreement with IBM to provide the computer hardware and software, and all necessary warehousing machinery and equipment including installation thereof. This project was primarily financed through IBM by the issuance of the Company's unsecured notes, which corresponded to various components of the project. The unsecured notes mature through October 2000, with interest rates ranging from

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                December 31, 1996


7.68% to 11.53%.

   (c) At December 31, 1996, the Company is obligated under certain lease agreements for equipment which have been accounted for as capital leases. The capital leases were acquired in connection with the acquisition of Everest & Jennings. Future minimum payments in the aggregate are as follows:

Year Ended December 31                                                  Amount
--------------------------------------------------------------------------------
   1997                                                               $  954,000
   1998                                                                  476,000
   1999                                                                   13,000
--------------------------------------------------------------------------------
   Total                                                               1,443,000
   Less amounts representing interest                                     99,000
--------------------------------------------------------------------------------
   Present value of future minimum lease payments                     $1,344,000
================================================================================

   The net book value of assets held under capital lease obligations amounted to $424,000 at December 31, 1996.

   (d) Other long-term debt consists primarily of a mortgage payable in the amount of $1,100,000 due in monthly installments of $22,906 through November 1998, with a final payment of approximately $570,000 due on November 30, 1998, and bearing interest at prime plus one-half percent. In addition, the Company has a credit facility for its Mexican subsidiary, of which $500,000 was outstanding as of December 31, 1996. Borrowings under the credit facility bear interest at approximately 13%. The Mexican borrowings are secured by the assets of the Mexican subsidiary. The borrowings are payable in semi-annual installments of $100,000 through 1999.

   The scheduled maturities of the long-term debt obligations, excluding the present value of minimum payments on capital lease obligations, are as follows:

Year Ended December 31                                                  Amount
--------------------------------------------------------------------------------
   1997                                                               $1,148,000
   1998                                                                1,427,000
   1999                                                                  132,000
   2000                                                                   22,000
   2001                                                                4,000,000
--------------------------------------------------------------------------------
                                                                      $6,729,000
================================================================================

8. GUARANTEED SENIOR NOTES

On March 12, 1992, under the John Hancock Note and Warrant Agreement, the Company privately sold at par to John Hancock its 8.28% Guaranteed Senior Notes due February 29, 2000 (the "Guaranteed Senior Notes"), in the aggregate principal amount of $20,000,000 (the "John Hancock Indebtedness"), and five-year warrants to purchase 125,000 shares of the common stock of the Company at an exercise price of $12 per share. During 1993, the John Hancock Note and Warrant Agreement was amended to modify the terms of certain financial covenants and the terms of the warrants issued to John Hancock. The amendment to the John Hancock Note and Warrant Agreement provided for, among other things, an increase in the number of shares available for issuance under the warrants from 125,000 shares to 250,000 shares of the common stock of the Company (the "Initial Warrants"), a reduction in the exercise price of the warrants from $12.00 to $5.50 per share, and an extension of the expiration date of the warrants to February 29, 2000. The Initial Warrants, which were revalued as of the date of amendment, have been valued at $365,000, and are being amortized as additional interest over the remaining term of the debt. At December 30, 1994, the John Hancock Note and Warrant Agreement was amended to modify the terms of certain financial covenants. In connection with the amendment, the Company issued to John Hancock additional warrants to purchase 90,000 shares of the common stock of the Company (the "Additional Warrants") at an exercise price of $5.25 per share, with an expiration date of February 29, 2000. The Additional Warrants were valued at $90,000 and were amortized as additional interest over the remaining term of the debt. As a result of the Company's offshore private placement of 1,071,655 shares of common stock completed in September 1995, additional warrants to purchase 5,336 shares of the common stock of the Company were issued to John Hancock. In connection with the Company's offshore private placement, the exercise prices of the warrants were adjusted from $5.50 per share to $5.42 per share with respect to the Initial Warrants and from $5.25 per share to $5.17 per share with respect to the Additional Warrants.

   In connection with the issuance and amendments to the Guaranteed Senior Notes, issuance costs of approximately $506,000, net of accumulated amortization of $331,000, were included in other assets at December 31, 1995. Such costs were amortized over the term of the Guaranteed Senior Notes.

   During December 1996, the Company retired the John Hancock Indebtedness with proceeds from the Company's Credit Facility with IBJ Schroder. In connection with the early retirement of the John Hancock Indebtedness, the Company incurred charges relating to the "make-whole" payment and the write-off of all unamortized financing costs associated with the John Hancock Note and Warrant Agreement. The charges amounted to $736,000 (net of a tax benefit of $383,000), and are reported as an extraordinary item in the accompanying consolidated statements of operations.

9. STOCKHOLDERS' EQUITY

On March 23, 1989, the Company declared, and on July 21, 1989 the stockholders approved, a dividend distribution to stockholders of record on July 21, 1989 of one right for each outstanding share of the Company's common stock pursuant to a Rights Agreement dated as of July 21, 1989, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "1989 Rights Agreement").

   On September 3, 1996, immediately prior to the execution of the Merger Agreement, the Company entered into an amendment to the 1989 Rights Agreement, with the effect of exempting the events and transactions contemplated by the Merger Agreement and the Amended and Restated Stockholder Agreement dated as of September 3, 1996, as amended on September 19, 1996, by and among the Company and Irwin Selinger (the "Stockholder Agreement"), from the 1989 Rights Agreement. In addition, on that date the rights previously issued under the 1989 Rights Agreement were called for redemption on September 17, 1996.

   On September 3, 1996, the Company also entered into a new Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent (the "1996 Rights Agreement"). As contemplated by the 1996 Rights Agreement, the Company's Board of Directors declared a dividend of one new preferred share purchase right (a "Right") for each outstanding share of the common stock of the Company outstanding on September 17, 1996. Each Right entitles the holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $35.00 per one one-hundredth of a Preferred Share, subject to adjustment as provided in the 1996 Rights Agreement.

   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company entitled generally to vote in the elec-

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                December 31, 1996


tion of directors ("Voting Shares") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by such common stock certificate. Notwithstanding the foregoing, BIL will not be an Acquiring Person by virtue of its ownership of any Voting Shares acquired in accordance with the Merger Agreement or the Stockholder Agreement (the "BIL Voting Shares"), but BIL will become an Acquiring Person if it acquires any Voting Shares other than BIL Voting Shares or shares distributed generally to the holders of any series or class of capital stock of the Company. In addition, the 1996 Rights Agreement contains provisions exempting the Merger and the other events and transactions contemplated by the Merger Agreement and the Stockholder Agreement from the 1996 Rights Agreement.

   The 1996 Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock of the Company. The Rights are not exercisable until the Distribution Date. The Rights will expire on September 3, 2006.

   Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock of the Company. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Preferred Share will have 100 votes, voting together with the shares of common stock of the Company. In the event of any merger, consolidation or other transaction in which the common stock of the Company is exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of common stock of the Company. The Rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock of the Company.

   In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

   In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the 1996 Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of common stock of the Company having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Voting Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

   At any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights in accordance with this paragraph, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price.

   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of
(i) any percentage greater than the largest percentage of the outstanding Voting Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, or (c) reduce the Redemption Price, (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

   As long as the Rights are attached to the common stock of the Company, the Company will issue one Right with each new share of common stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance 300,000 Preferred Shares upon exercise of the Rights.

   On November 27, 1996, in connection with the acquisition of Everest & Jennings (see Note 2), the Company issued $61 million stated value of Series B Preferred Stock and $10 million stated value of Series C Preferred Stock to BIL, and issued an aggregate of 4,444,933 shares of the Company's common stock. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of the Company and the Series C Preferred Stock, is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments.

   The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of Company and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be con-vertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments.

   In September 1995, the Company completed an offshore private placement of 1,071,655 shares of the common stock of the Company with various European institutional investors. The net proceeds of $3,471,000 realized from the offering were used for general corporate purposes.

   On November 27, 1996, the Company amended its certificate of incorporation to provide for, among other things, an increase in the number of authorized shares of common stock from 40,000,000 to 60,000,000 shares.

   On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical, in consideration of the issuance of 32,787 shares of the common stock.

   Under the Company's stock option program, the Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants and restored options. Incentive stock options may be granted at not less than 100% (110% for owners of more than 10% of the Company's outstanding common stock) of the fair market value of the Company's common stock at the date of grant. Stock options outstanding under the program generally vest and are exercisable at a rate of 50% per annum. Effective as of December 21, 1995, directors' options to purchase 10,000 shares of the common stock of the Company are granted to eligible directors each January 2, at an exercise price equal to the fair market value of the common stock at the date of grant. Directors' options are exercisable one-third each year for three years, and have a term of ten years. Incentive and non-qualified options expire five years from the date of grant.

   In 1992, the Company amended its stock option program to increase the maximum number of shares available under the program from 900,000 to 1,500,000. In 1995, the Company amended its stock option program to increase the maximum number of shares available under the program from 1,500,000 to 2,100,000. In 1996, the plan was further amended to increase the maximum number of shares available from 2,100,000 to 3,000,000.

   During 1996, 1995 and 1994, officers of the Company surrendered 45,517, 14,518 and 28,943 shares, respectively, of the Company's common stock with a fair market value of $165,000, $50,000 and $126,000, respectively, in satisfaction of the exercise price of stock options to purchase 50,000, 25,000 and 58,187 shares, respectively, of common stock of the Company. The shares received in satisfaction of the exercise price of stock options were recorded as treasury stock and were retired on a quarterly basis as authorized by the Board of Directors. Accordingly, all such shares have been restored as authorized and unissued shares of common stock.

   The Company has elected to comply with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternate fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models which were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized in connection with the grant of stock options under the Company's stock option program.

   In accordance with FASB Statement No. 123, pro-forma information regarding net loss and loss per common share has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rate of 6.5%; dividend yields on the preferred stock of 1.5%, volatility factors of the expected market price of the Company's common stock of .41 and .42; and a weighted-average expected life of the option of 3.2 years.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options due to changes in subjective input assumptions which may materially affect the fair value estimate, and because the Company's employee stock options have characteristics significantly different from those of traded options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is as follows:

                                                     1996               1995
--------------------------------------------------------------------------------
Pro forma net (loss) income                   $     (13,440,000)     $   644,000
Pro forma net (loss) income per share:        $            (.93)     $       .05

   FASB Statement No. 123 is applicable only to options granted subsequent to December 31, 1994. Accordingly, the pro forma effect will not be fully reflected until 1997.

   Information with respect to options during the years ended December 31, 1996 and 1995 under FASB Statement No. 123 and for the year ended December 31, 1994 under APB 25 is as follows:

                                     1996                             1995                                      1994
------------------------------------------------------------------------------------------------------------------------------------
                                           Weighted                         Weighted
                                           Average                          Average                                    Options
                          Options       Exercise Price     Options       Exercise Price            Option           Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding -
  beginning
  of year                  912,645          $ 5.49         818,379          $ 6.10                 824,886          $ 2.00 - $11.75
Options granted:
  Incentive
   options                 699,121            6.45         257,432            3.47                 144,278           4.125 -  5.913
  Directors'
   options                  90,000            3.25          91,852            3.65                  50,000            4.75 -  5.375
  Non-qualified
   options                  91,764            6.02              --                                  29,165           4.125 -  5.913
Options
  exercised               (103,255)          (3.83)        (86,500)          (2.58)               (149,250)           2.00 -   3.00
Options
  cancelled and
  expired                  (47,100)          (4.87)       (168,518)          (5.79)                (80,700)           2.00 -  11.75
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding -
  end of year            1,643,175          $ 5.77         912,645          $ 5.49                 818,379          $ 2.00 - $11.75
====================================================================================================================================
Options exercisable
  at end of year           582,244          $ 5.45         483,929          $ 4.95                 507,686
====================================================================================================================================
Weighted average
  fair value of
  options granted
  during the year       $     2.10                       $    1.20
====================================================================================================================================

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBISIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 1996

   Exercise prices for options outstanding as of December 31, 1996 were as follows:

Number of Options                           Range of Exercise Prices
--------------------------------------------------------------------
   20,000                                      $2.00  -      $2.99
  409,535                                       3.00  -       3.99
  198,922                                       4.00  -       4.99
  194,400                                       5.00  -       5.99
   44,000                                       6.00  -       6.99
  725,050                                       7.00  -       7.99
   51,268                                          Over       8.00
--------------------------------------------------------------------
1,643,175
--------------------------------------------------------------------


   The weighted average remaining contractual life of those options is 5 years.


   Shares of common stock reserved for future issuance as of December 31, 1996 are as follows:

                                           Number of Shares
-----------------------------------------------------------
Stock options                                     2,240,163
Warrants issued to John Hancock                     345,336
Series B Preferred Stock                          3,935,483
Series C Preferred Stock                            500,000
-----------------------------------------------------------
                                                  7,020,982
-----------------------------------------------------------


   The exercise of non-qualified stock options and disqualifying dispositions of incentive stock options resulted in Federal and state income tax benefits to the Company equal to the difference between the market price at the date of exercise or sale of stock and the exercise price of the option. Accordingly, during 1996, 1995 and 1994, approximately $38,000, $38,000 and $42,000, respectively, was credited to additional paid in capital.

10. INCOME TAXES

At December 31, 1996, the Company had aggregate net operating loss carryforwards of approximately $22,745,000 for income tax purposes which expire at various dates from 2008 to 2010, of which approximately $20,480,000 were acquired in connection with the Everest & Jennings acquisition and expire primarily in 2010 and are limited as to use in any particular year. In addition, at December 31, 1996, the Company had approximately $890,000 (net of a 35% reduction of investment tax credits as a result of the Tax Reform Act of 1986) of investment, research and development, jobs tax and AMT credits, for income tax purposes which expire primarily in 1999, and which includes alternative minimum tax credits of $500,000 which have no expiration date. The Company has provided a valuation allowance in the fourth quarter of 1996 amounting to approximately $400,000, since the credits are available only through the expiration dates, and only after the utilization of available net operating loss carryforwards. In 1995, the Company recorded deferred state tax benefits previously not recognized as a component of the net operating loss carryforwards.

   For financial reporting purposes, due to prior years losses of Everest & Jennings, and SRLY limitations, a full valuation allowance of approximately $14,494,000 has been recognized in the purchase of Everest & Jennings to offset the net deferred tax assets related to the acquired tax attributes. If realized, the tax benefit for those items will be recorded as a reduction to the excess cost over net assets acquired. In addition, the Company has provided an additional valuation allowance of $600,000 against a portion of its remaining net deferred tax asset at December 31, 1996 due to the recent acquisition of Everest & Jennings. The amount of the remaining deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                            1996              1995
-----------------------------------------------------------------------------------------------------
Deferred Tax Assets:

   Net operating loss carryforwards                                    $  7,893,000        $3,043,000
   Tax credits                                                              890,000           744,000
   Accounts receivable allowances                                         2,600,000           723,000
   Inventory related                                                      2,575,000         1,226,000

   Deferred rent                                                            382,000           403,000
   Other reserves and accrued items                                       4,738,000             5,000
-----------------------------------------------------------------------------------------------------
                                                                         19,078,000         6,144,000

   Valuation allowance for deferred assets                              (15,549,000)          (55,000)
-----------------------------------------------------------------------------------------------------
      Total deferred tax assets                                           3,529,000         6,089,000
-----------------------------------------------------------------------------------------------------
Deferred Tax Liabilities:
   Tax in excess of book depreciation                                      1,696,000        1,713,000
   Leveraged lease                                                               --           506,000
   Prepaid expenses                                                         254,000           250,000
   Amortization of intangibles                                              668,000           477,000
   Other                                                                         --           131,000
-----------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                      2,618,000         3,077,000
-----------------------------------------------------------------------------------------------------
      Net deferred tax assets                                            $  911,000        $3,012,000
-----------------------------------------------------------------------------------------------------




   Significant components of the provision (benefit) for income taxes are as follows:

                                                                          1996             1995            1994
-----------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                           $  166,000           $36,000       $      --
   State and local                                                       48,000              5000              --
   Foreign                                                                9,000                --              --
-----------------------------------------------------------------------------------------------------------------
                                                                        223,000            41,000              --
Deferred Federal and state                                            2,450,000           519,000        (947,000)
-----------------------------------------------------------------------------------------------------------------
                                                                     $2,673,000          $560,000       $(947,000)
-----------------------------------------------------------------------------------------------------------------



   The following is a reconciliation of income tax computed at the Federal statutory rate to the provision for taxes:

                                              1996                       1995                                  1994
---------------------------------------------------------------------------------------------------------------------------------
                                      Amount         Percent    Amount           Percent               Amount             Percent
---------------------------------------------------------------------------------------------------------------------------------
Tax expense (benefit)
  computed
  at statutory
  rate                            $(3,244,000)        (34%)   $441,000            34%               $(1,123,000)           (34%)
Expenses not
  deductible
  for income
  tax purposes:

Amortization of
  excess of cost
  over net assets
  acquired                            276,000           3%     286,000            22%                   239,000              7%
In-process
  R&D costs                         4,352,000          46%          --            --                         --             --
Other                                  11,000           -       54,000             4%                    46,000              1%
State tax expense
  (benefit), net of

Federal benefit                       278,000           3%       91,000            7%                  (109,000)            (3%)
Previously
  unrecognized

  State tax benefits                        -          -      (312,000)          (24%)                       --             --
Valuation allowance
  on net deferred

  tax assets                        1,000,000          10%          --            --                         --             --
---------------------------------------------------------------------------------------------------------------------------------
                                  $ 2,673,000          28%    $560,000            43%                 $(947,000)           (29%)
---------------------------------------------------------------------------------------------------------------------------------

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 1996



11. EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering employees of its subsidiary, Everest & Jennings, Inc. and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. Effective May 1, 1991, benefits accruing under the Everest & Jennings, Inc. Pension Plan were frozen. During 1991, Everest & Jennings froze the Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. Everest & Jennings also froze the Salaried Plan effective as of January 1, 1993. Accordingly, no pension cost has been reflected in the accompanying statement of operations.

   The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements.

                                                               1996
-----------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                $17,567,000
-----------------------------------------------------------------------
   Accumulated benefit obligation                           $17,567,000
-----------------------------------------------------------------------
Projected benefit obligation for services rendered to date  $17,567,000
Plan assets at fair value, primarily listed stocks, bonds,
   investment funds and annuity contracts                    14,746,000
-----------------------------------------------------------------------
Projected benefit obligation in excess of plan assets         2,821,000
Unrecognized transition amount
Unrecognized loss from change in discount rate
Pension liability (current portion of $1,069,000)           $ 2,821,000
-----------------------------------------------------------------------


   The following assumptions were used to determine the projected benefit obligations and plan assets:

                                             Everest & Jennings, Inc.  Smith & Davis
                                                    Plan                   Plans
                                             ---------------------------------------
                                                    1996                   1996
Weighted-average discount rate                     7.5%                    7.5%
Expected long-term rate of return on assets        9.0%                    9.0%


   No long-term rate for compensation increases were assumed as all participants are inactive and the plans are frozen.

   The Company also sponsors two 401(k) Savings and Investment Plans. One plan covers all full-time employees of the Company's wholly-owned subsidiary, Everest & Jennings, and the other plan covers the remaining employees of the Company. The Company does not contribute to the plans.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 1996 and 1995, for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the accompanying balance sheets approximate fair value.

NOTES AND ACCEPTANCES PAYABLE: The carrying amounts of the Company's borrowings under its Credit Facility approximate their fair value.

LONG-TERM DEBT: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1996 and 1995, the carrying amount reported approximates fair value.

INVESTMENT IN LEVERAGED LEASE: The carrying amounts reported in the accompanying balance sheet for 1995 approximate fair value. Fair value is determined based on the current value of the underlying assets.

GUARANTEED SENIOR NOTES: The fair value of the Company's Guaranteed Senior Notes is estimated using a discounted cash flow analysis based on current rates offered to the Company for debt of the same remaining maturity. At December 31, 1995, the fair value of such debt was approximately $19,200,000.

13. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

   The Company is a party to a number of noncancellable lease agreements for warehouse space, office space and machinery and equipment rental. As of December 31, 1996, the agreements extend for various periods ranging from 1 to 11 years and certain leases contain renewal options. Certain leases provide for payment of real estate taxes and include escalation clauses.

   For those leases which have escalation clauses, the Company has recorded rent expense on a straight-line basis. At December 31, 1996 and 1995, $933,000 and $984,000, respectively, of rent expense was accrued in excess of rental payments made by the Company.

   As of December 31, 1996, minimal annual rental payments under all noncancellable operating leases are as follows:

Year Ended December 31:
-----------------------------------------------------------
   1997                                        $  3,174,000
   1998                                           3,132,000
   1999                                           3,007,000
   2000                                           2,806,000
   2001                                           2,788,000
   Thereafter                                    11,230,000
-----------------------------------------------------------
                                                $26,137,000
-----------------------------------------------------------


   Rent expense for the years ended December 31, 1996, 1995 and 1994 approximated $2,769,000, $2,363,000, and $2,527,000, respectively.

LEGAL PROCEEDINGS

   On June 19, 1996, a class action lawsuit was filed on behalf of all stockholders of Everest & Jennings (other than the named defendants) in the Delaware Court of Chancery, following announcement on June 17, 1996 of the original agreement in principle between Everest & Jennings and the Company. The class action names as defendants the Company, Everest & Jennings, Everest & Jennings' directors, and BIL. The class action challenges the transactions contemplated by the original agreement in principle, alleging, among other things, that (i) such transactions were an attempt to eliminate the public stockholders of Everest & Jennings at an unfair price, (ii) BIL will receive more value for its holdings in Everest & Jennings than its minority stockholders, (iii) the public stockholders will not be adequately compensated for the potential earnings of Everest & Jennings, (iv) BIL and the directors of Everest & Jennings breached or aided and abetted the breach of fiduciary duties owed to the stockholders (other than the defendants) by not exercising independent business judgment and having conflicts of interest, and (v) the Company aided and abetted and induced breaches of fiduciary duties by other defendants by offering incentives to members of management, either in the form of continued employment or monetary compensation and perquisites, in exchange for their approval of the merger. The class action seeks to rescind the merger or an award of rescissionary damages if it cannot be set aside, and also prays for an award of compensatory damages. The Company believes that it has valid defenses to the complaint's allegations of wrongdoing, and intends to vigorously defend the lawsuit.

   On May 21, 1996, the Company was sued by Minnesota Mining & Manufacturing Company ("3M") in a claim purportedly arising under federal, state and common law trademark, false advertising, and unfair competition laws, as well as for breach of, and interference with, contracts. 3M alleges that the Company is selling 3M products in violation of federal and state law, and seeks monetary damages in an unspecified amount, as well as

            GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 1996



injunctive relief against the Company's continued sale of 3M products. The claim was filed in the Southern District of New York. The Company vigorously denies the allegations of 3M's complaint, and has filed an answer denying the allegations of wrongdoing and asserting affirmative defenses. In addition, the Company has asserted counterclaims against 3M under federal antitrust laws, as well as an unfair competition claim. On October 16, 1996, 3M moved to dismiss the Company's antitrust counterclaims. Briefing of the motion has been completed and the parties are awaiting a decision. 3M has proposed a settlement of all claims pursuant to which the Company would, among other things, agree to restrict its purchases of 3M products to certain authorized 3M dealers, and make a payment of no more than $400,000. Although settlement discussions are ongoing, it is not possible to predict the outcome of such discussions.

   Everest & Jennings and its subsidiaries are parties to certain lawsuits and proceedings as described below (the "Everest & Jennings Proceedings"). Under the terms of the Stockholder Agreement, BIL has agreed to indemnify the Company and its subsidiaries against the Everest & Jennings Proceedings in the event the amount of losses, claims, demands, liabilities, damages and all related costs and expenses (including attorney's fees and disbursements) in respect of the Everest & Jennings Proceedings exceeds in the aggregate the applicable amounts reserved for such proceedings on the books and records of Everest & Jennings as of September 3, 1996. In view of BIL's obligation to indemnify the Company and its subsidiaries with respect to such proceedings, management does not expect that the ultimate liabilities, if any, with respect to such proceedings, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

   On July 17, 1990, a class action suit was filed in the United States District Court for the Central District of California by a stockholder of Everest & Jennings against Everest & Jennings and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning Everest & Jennings in violation of federal securities laws. The district court dismissed the complaint on March 26, 1991, and plaintiff filed his first amended complaint on May 8, 1991. The district court again granted a motion to dismiss the entire action on November 26, 1991. Plaintiff then took an appeal to the Ninth Circuit, which reversed the district court's dismissal of the first amended complaint and remanded the case to the district court for further proceedings. On March 25, 1996, the district court granted Plaintiff's motion to certify a class composed of purchasers of the Everest & Jennings' common stock during the period from March 31, 1989 to June 12, 1990. Plaintiff's counsel has not as yet submitted to the court any proposed notice of class certification and, consequently, the members of the class have not been notified that the court has certified the case to proceed as a class action. Everest & Jennings has received and filed responses and objections to a document request, but further action has been deferred to allow the parties to discuss possible settlement. Everest & Jennings has ordered the parties to file and plaintiff's counsel has filed monthly reports on the status of settlement discussions since September 1996. There are numerous defenses which Everest & Jennings intends to assert to the allegations in the first amended complaint if settlement cannot be reached on acceptable terms. Under Everest & Jennings' directors and officers insurance policy, Everest & Jennings has coverage against liabilities incurred by its directors and officers, subject to a self-insured retention of $150,000 (which has been exceeded by defense costs incurred to date). The carrier has contended that fifty percent of the liability and expenses in the case must be allocated to Everest & Jennings, which is not an insured defendant, and fifty percent to the insured former director and officer defendants. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

   Die Cast Products, Inc., a former subsidiary of Everest & Jennings, was named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C.Sections 9601 et seq. Everest & Jennings was originally notified of this action on December 10, 1992. A settlement was reached at an October 5, 1995 Mandatory Settlement Conference before Judge Rea in the Federal District Court of the Central District of California. The state of California has agreed to accept the sum of $2.6 million as settlement for all past costs and future remedial work. Everest & Jennings' share of the settlement with the state of California has amounted to $41,292.30, which sum was paid on January 3, 1997. No further claims or assessments with respect to this matter are anticipated at this time. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

   In March, 1993, Everest & Jennings, Inc. ( "E&J" ) received a notice from the U.S. Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, CA. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. An agreement in principle now has been reached between the Casmalia Steering Committee ("CSC") and the EPA for a settlement of the majority of the Casmalia site liability. The Steering Committee represents approximately 50 of the largest volume generators at the Casmalia site. It is anticipated that the agreement will be formalized and embodied in a Consent Decree in the summer and fall of 1997. Pursuant to the settlement, the CSC members are committing to perform and fund Phase I work at the site. It is estimated that the Phase I work being committed to will cost approximately $30 to $35 million and will take three to five years to complete. This cost will be allocated to Steering Committee members based upon their volume of waste sent to the site. Everest & Jennings accounts for 0.8% of the waste. Thus, by participating in the Phase I settlement, Everest & Jennings has committed to payments of approximately $280,000 to be spread over a three to five year period. Pursuant to the settlement, Everest & Jennings will be released from further obligation for thirty (30) years. In addition, the Steering Committee companies are seeking to recover from the owner and operator of the site. Any such recovery will diminish E&J's payout pursuant to the settlement. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

   In 1989, a patent infringement case was initiated against E&J and other defendants in the U.S. District Court, Central District of California. E&J prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which E&J has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. E&J presented a Motion for Summary Judgment of Non-infringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official judgment was entered November 17, 1994. Following the appeal by the plaintiffs, the case has been remanded to the U.S. District Court, Central District of California, for further consideration. E&J believes that this case is without merit and intends to contest it vigorously. The ultimate liability of E&J, if any, cannot be determined at this time. This proceeding constitutes an Everest & Jennings Proceeding, which

            GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 1996


is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

   Following a jury trial on July 15, 1996, a verdict was rendered in the District Court of the First Judicial District of the State of New Mexico in a civil product liability law suit (Chris Trew et al. vs. Smith & Davis Manufacturing Company, Inc., No. SF95-354) against Smith & Davis Manufacturing Company, a wholly-owned subsidiary of Everest & Jennings ("Smith & Davis"), in the amount of $635,698.12 actual damages, prejudgment interest and costs, plus $4 million punitive damages. The suit was instituted on February 25, 1995 by the children and surviving heirs and personal representatives of a nursing home patient in Carlsbad, New Mexico who died on September 28, 1993 after her head became pinned between a bed rail, allegedly manufactured by Smith & Davis, and her bed. The suit alleged that the bed rail in question was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails, and that the negligence of the nursing home in question was the proximate cause of decedent's injuries and death. The nursing home reached a settlement with Plaintiffs prior to trial. Judgment was entered on the jury verdict, which bears interest at the rate of 15% from August 30, 1996 until paid. On October 15, 1996, Plaintiffs filed a related case in the Circuit Court of the County of St. Louis, Missouri (Chris Trew, et. al. v. Everest & Jennings, et al., Cause No. 96CC-000456, Division
39), which seeks a declaratory judgment against Everest & Jennings and BIL to pierce their respective corporate veils and holding them jointly and severally liable for the full amount of the New Mexico judgment. On February 26, 1997, the parties agreed in principle to a proposed settlement in which the Plaintiffs would receive $3 million, of which Everest & Jennings estimates that approximately $1.5 million will be paid by Everest & Jennings' insurance carriers, however, Everest & Jennings may seek additional recovery from the insurance carriers. The amounts required to be paid in the proposed settlement in excess of any insurance recoveries will be borne, in whole or in part, by BIL under the indemnification terms and provisions contained in the Stockholder Agreement and/or through the Company's right of offset under the BIL Note.

   The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

COLLECTIVE BARGAINING AGREEMENTS

   The Company is a party to five (5) collective bargaining agreements covering the Company's facilities located in Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico. The collective bargaining agreements cover approximately 620 employees. The collective bargaining agreements for Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico are scheduled to expire on September 30, 1997, July 27, 1999, September 13, 1999, July 24, 1998 and
December 31, 1997, respectively.

   The Company has never experienced an interruption or curtailment of operations due to labor controversy, except for a three-day period during the summer of 1993 in which the Company experienced a strike at its Passaic, New Jersey facility, which did not have a material adverse effect on the Company's operations. The Company considers its employee relations to be satisfactory.

14. OTHER MATTERS

During the fourth quarter of 1996, the Company recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 related to the write-off of purchased in-process research and development costs (see Note 2) and $3,000,000 for other merger related charges (see Note 2).

   In addition, the Company recorded an extraordinary item of $736,000 (net of tax benefit of $383,000) related to the early extinguishment of the John Hancock Indebtedness in the fourth quarter of 1996 (see Note 8).

   During the fourth quarter of 1994, the Company recorded non-recurring expenses of approximately $1,321,000 which were included in selling, general and administrative expenses at December 31, 1994, of which approximately $612,000 was included in accrued expenses. These non-recurring expenses were related to the estimated impairment of the residual value related to the Company's investment in leveraged lease (see Note 5), an accrual for severance and other employee costs related to employees terminated during the fourth quarter of 1994 and first quarter of 1995, an accrual for sales and franchise taxes related to in-process audits being conducted by multiple states for the periods of 1988 through 1992, and costs related to a terminated acquisition attempt and a lease arbitration proceeding with respect to the Company's principal manufacturing facility.

15. MAJOR CUSTOMERS

In 1994, the Company derived 11% of its revenues from Apria Healthcare Group, Inc. (formerly Abbey Home Healthcare, which merged with Homedco in June 1995). On September 1, 1995, the Company announced that its current supply agreement with Apria would not be renewed in 1996, and would expire by its terms on December 31, 1995. During fiscal year 1995 and 1994, the Company's product sales to Apria were approximately $8.1 million and $10.3 million, respectively, which represented approximately 8% and 11%, respectively, of the Company's product sales. The Company's sales to Apria generate gross profit margins of approximately 20%, which is significantly lower than the Company's sales to its other customers which generate gross profit margins of approximately 33%. During 1996, no single customer or buying group accounted for more than 10% of the Company's revenues.

16. SUBSEQUENT EVENTS

On February 28, 1997, Everest & Jennings Canada acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2.9 million (Canadian Dollars) (approximately $2.15 million). The purchase price was paid by the issuance of 187,733 shares of the common stock of the Company valued at $11.437 per share, of which 28,095 shares were delivered into escrow. The purchase price is subject to adjustment if the final determination of the closing date net book value of the assets acquired by Everest & Jennings Canada is equal to or less than Cdn. $450,000 (Canadian Dollars) (approximately $333,000). All of the escrowed shares will be held in escrow until the earlier to occur (the "Initial Release Date") of June 28, 1997, or the final resolution of the purchase price. On the Initial Release Date, a portion of the escrowed shares will be released in an amount equal to the difference between (i) 28,095 shares and (ii) the sum of the number of (x) any escrowed shares subject to any indemnification claims, (y) any escrowed shares used to satisfy any adjustment to the purchase price, and (z) 18,729 shares. The balance of the escrowed shares will be released on December 31, 1997, subject to any claims for indemnification.

   On March 7, 1997, E&J acquired Kuschall of America, Inc., a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1,510,000, representing the net book value of Kuschall. The purchase price was paid by the issuance of 116,154 shares of the common stock of the Company valued at $13.00 per share, of which 23,230 shares were delivered into escrow. The escrow shares will be released on March 7, 1999, subject to any purchase price adjustments in favor of the Company and claims for indemnification.

                         REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Graham-Field Health Products, Inc.

We have audited the accompanying consolidated balance sheets of Graham-Field Health Products, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graham-Field Health Products, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                              ERNST & YOUNG LLP

Melville, New York
March 10, 1997

                      MARKET FOR THE COMPANY'S COMMON STOCK
                        AND RELATED STOCKHOLDERS' MATTERS


(a) The Common Stock of the Company is traded on the New York Stock Exchange (Symbol: GFI). The following provides the high and low sales prices for the period from January 1, 1995 through March 20, 1997 as reported on the New York Stock Exchange.

                                     High Sales    Low Sales
                                        Price         Price
------------------------------------------------------------
1995
   First Quarter                       $  4 1/2       $3 1/4
   Second Quarter                         4 1/4        3
   Third Quarter                          4 5/8        3
   Fourth Quarter                         4 5/8        3 1/4

1996
   First Quarter                       $  5           $3 1/8
   Second Quarter                         9 7/8        4 1/4
   Third Quarter                          9 1/8        6 1/2
   Fourth Quarter                         9 1/2        6 5/8

1997
   First Quarter, through
      March 20, 1997                    $13 3/4       $8 1/2
------------------------------------------------------------


   b) As of the close of business on March 20, 1997, the number of holders of record of Common Stock of the Company was 595.

   c) On December 10, 1996, the Company entered into a syndicated three-year senior secured revolving credit facility (the "Credit Facility") for up to $55 million of borrowings, including letters of credit and banker's acceptances, arranged by IBJ Schroder Bank & Trust Company, as agent. The proceeds from the Credit Facility were used to (i) refinance certain existing indebtedness of the Company, including the indebtedness (a) under the terms of the Note and Warrant Agreement dated as of March 12, 1992, as amended, with John Hancock Mutual Life Insurance Company, and (b) to The Chase Manhattan Bank, and (ii) provide for the nationwide roll-out of the Graham-Field Express program and for the ongoing working capital needs of the Company. The Credit Facility is secured by the Company's receivables, inventory and proceeds thereof.

   Under the terms of the Credit Facility, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of net income of the Company on a consolidated basis, provided, that no event of default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends.

   The Company anticipates that for the foreseeable future any earnings will be retained for use in its business and accordingly, does not anticipate the payment of cash dividends, other than to BIL in accordance with the terms and provisions of the Series B and Series C Preferred Stock.

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES
                              Corporate Information


BOARD OF DIRECTORS

(1)   Irwin Selinger
      Chairman of the Board and
      Chief Executive Officer

(1,2) Andrew A. Giordano
      Principal of the Giordano Group, Limited

(1)   Rodney F. Price
      Director,
      Brierley Investments Limited

(3)   Louis A. Lubrano
      Managing Director
      Stires and Company, Inc.

(4)   Dr. Harold Lazarus
      The Mel Weitz
      Distinguished Professor of Business of
      Hofstra University School of Business

(3)   Robert Spiegel
      Chairman of the Board
      RJR Drug Distributors

      Bevil J. Hogg
      Consultant
      Everest & Jennings

(4,3) Steven D. Levkoff
      Chairman and Chief Executive Officer
      Standard Folding Cartons, Inc.

      Peter Handal
      President
      COWI International Group

(2,4) David P. Delaney
      Chairman and Chief Executive Officer
      Lancer Financial Group, Inc.

(2)   Donald Press
      Attorney, Donald Press, P.C.

(1)   Executive Committee

(2)   Compensation Committee

(3)   Audit Committee

(4)   Nominating Committee

(5)   Office of the Chairman

CORPORATE OFFICERS

(5)   Irwin Selinger
      Chairman of the Board and
      Chief Executive Officer

(5)   Richard S. Kolodny
      Vice President, General Counsel &
      Secretary

(5)   Gary M. Jacobs
      Vice President, Finance and
      Chief Financial Officer

(5)   Peter Winocur
      Executive Vice President, Sales &
      Marketing

(5)   Ralph Liguori
      Executive Vice President, Operations

      Beatrice Scherer
      Vice President, Administration

      Donald D. Cantwell
      Vice President, Information Systems

PRINCIPAL OPERATING EXECUTIVES

Fred Leonard
President, Graham-Field Temco, Inc.

John Wittenberg
President, National Medical Excess

Jeffrey Schwartz
President, GF Express

Wim Van Voorst
President, Everest & Jennings
Canadian Limited


Tony Gaitan, Sr.
President, Everest & Jennings
Mexico, SA. de C. J.


Vicente Guzman, Jr.
President, GF Express, Puerto Rico


Robert Crabtree
President, GF Express, Dallas


Marco Ferrara
President, Graham-Field (Canada)


Robert Greco
President, Graham-Field Bandage, Inc.

Kenneth T. Coviello
Vice President, Homecare Business Unit

Michael Atkinson
Vice President, Med/Surg.
Business Unit

Raymond Ganz
Vice President, Everest & Jennings

Matt Gruskin
Vice President, International Sales

Lorelei DePalo
Controller

Edward J. Link
Vice President, Marketing Services

Carol Bergh
Vice President, Regulatory Affairs


AUDITORS

Ernst & Young llp
Melville, New York

COUNSEL

Milbank, Tweed, Hadley &
McCloy

REGISTRAR AND TRANSFER AGENT

American Stock Transfer &
Trust Company
40 Wall Street-46th Floor
New York, New York 10005

COMMON STOCK

Common Stock is traded on the
New York  Stock Exchange under
the symbol, GFI.

10-K

A copy of the Company's 1996 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to Stockholders upon request in writing to:

SANDRA JOHNSON
Stockholder Relations
Graham-Field Health Products, Inc.
400 Rabro Drive East
Hauppauge, New York 11788


In memory of Marcel Newfield

                              [Graham-Field Logo]

                       Graham-Field Health Products, Inc.
                              400 Rabro Drive East
                            Hauppauge, New York 11788
                               Phone: 516-582-5900
                                Fax: 516-582-5608


The design and logo appearing on the cover is a trademark of Graham-Field Health
                                 Products, Inc.